Exhibit 99.1

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024 and December 31, 2023

	December 31, 2024	December 31, 2023
ASSETS
Other receivables – related parties	50,000	50,000

TOTAL ASSETS	$50,000	$50,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other payables	7,256	7,256
Other payables – related parties	5,551	5,551
TOTAL LIABILITIES	$12,807	$12,807

STOCKHOLDERS’ EQUITY
Common stock	50,000	50,000
Other reserves	(1,376)	(1,376)
Accumulated deficit	(11,431)	(11,431)
Total stockholders’ equity	37,193	37,193
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$50,000	$50,000

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the year ended December 31, 2024 and period from June 22, 2023 (inception) to December 31, 2023

	2024	For the period from June 22, 2023 (inception) to December 31, 2023
Revenue	$-	$-
Operating expenses
General and administrative expenses	-	11,431
Total operating cost and expenses	-	11,431
Loss from operations	-	(11,431)
Net loss	$-	$(11,431)

Comprehensive loss	$-	$(11,431)

Weighted average number of Ordinary Shares outstanding, basic and diluted	5,000,000	5,000,000
Basic and diluted net loss per share of common stock	$-	$(0.002)

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2024 and period from June 22, 2023 (inception) to December 31, 2023

	Common stock		Other	Accumulated
	Shares	Amount	Reserves	Deficit	Total
Balance, June 22, 2023 (inception)	-	$-	$-	$-	$-
Shares issued for related party receivable	5,000,000	50,000	-	-	50,000
Other reserves	-	-	(1,376)	-	(1,376)
Net loss	-	-	-	(11,431)	(11,431)
Balance, December 31, 2023	5,000,000	$50,000	$(1,376)	$(11,431)	$37,193

Balance, January 1, 2024	5,000,000	$50,000	$(1,376)	$(11,431)	$37,193
Net loss	-	-	-	-	-
Balance, December 31, 2024	5,000,000	$50,000	$(1,376)	$(11,431)	$37,193

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2024 and period from June 22, 2023 (inception) to December 31, 2023

	2024	For the period from June 22, 2023 (inception) to December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$-	$(11,431)
Adjustments to reconcile net income to net cash used in operations:
Changes in operating assets and liabilities:
Other payables	-	7,257
Other payables – related parties	-	4,174
CASH USED IN OPERATING ACTIVITIES	-	-

CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH USED IN INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES	-	-
CASH USED IN FINANCING ACTIVITIES	-	-

Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024 and period from June 22, 2023 (inception) to December 31, 2023

1. General Information

K Wave Media Ltd. (“the Company”), a wholly-owned subsidiary of Global Star Acquisition Inc. (“Global Star”), was incorporated on June 22, 2023 and the Company’s registered office is at c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands. The Company was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the Merger Agreement. The Company maintains one direct wholly owned subsidiary, GLST Merger Sub Inc. (“Merger Sub”), a Delaware corporation. Merger Sub was incorporated to facilitate the consummation of the Business Combination. As of December 31, 2024, Merger Sub had no operations. The Company and Merger Sub are together referred to as the “Group”.

Global Star entered into a merger agreement, dated as of June 15, 2023 and as amended on March 11, 2024, June 28, 2024, and July 25, 2024 (the “Merger Agreement”), which provides for a Business Combination between Global Star and K Enter Holdings, Inc., a Delaware corporation (“K Enter”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of Global Star, Global Star will reincorporate to Cayman Islands by merging with and into the Company, with the Company remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) one (1) business day following the Reincorporation Merger, the Merger Sub will be merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of the Company.

On July 13, 2023, the Company and the Merger Sub executed a written Joinder Agreement to become parties to the Merger Agreement to comply with the terms and conditions of the Merger Agreement, accordingly, the Merger Agreement is by and among Global Star, the Company, Merger Sub, and K Enter.

As of December 31, 2024, the Company issued 5,000,000 shares of the Company’s ordinary shares. Pursuant to the Merger Agreement, the Company expects to cancel all the outstanding 5,000,000 shares of the Company’s ordinary shares as of the effective date of the Business Combination. In connection with the Reincorporation Merger, the Company expects to issue 4,178,790 ordinary shares of the Company to the stockholders of Global Star, Also, pursuant to the Merger Agreement the Company expects to issue a total of 59,000,000 ordinary shares of the Company as consideration for a total of 189,013 shares of K Enter. This consists of 101,202 shares of outstanding K Enter’s common stock, 47,013 shares of K Enter Ordinary Shares to be issued to the owners of the Six Korean Entities pursuant to the equity purchase agreement based on 312.1:1 conversion ratio calculated with a foreign exchange rate of KRW 1,470.00 / USD $1.00, and 40,798 K Wave Ordinary Shares to be issued to the holders of K Enter’s Series A Preferred Stock and Series A-1 Preferred Stock based on the conversion of the of K Enter Series A Preferred Stock and Series A-1 Preferred Stock. The total ordinary shares of the Company to be issued to the stockholders of K Enter will be 59,000,000 ordinary shares in connection with the closing of the Business Combination. Following the consummation of all the transactions contemplated by the Business Combination, the total outstanding shares of the Company will be 63,178,790.

On February 3, 2025, shareholders of Global Star approved the proposals regarding Merger Agreement on the shareholders’ meeting. The Merger Agreement was completed on May 13, 2025, and the Company became the surviving publicly-traded entity.

2. Basis of Accounting

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), on the historical cost basis, and in the presentation currency USD. All amounts are in actual USD unless otherwise stated. The costs of business operations are paid by K Enter and therefore no accounting transactions have been recorded in 2024. These consolidated financial statements were authorized for issuance by the board of directors on May 14, 2025.

The number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because there were no potentially dilutive securities outstanding during the period.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024 and period from June 22, 2023 (inception) to December 31, 2023

The loss per share presented in the statements of operations and comprehensive loss is based on the following for the year ended December 31, 2024 and period from June 22, 2023 (inception) to December 31, 2023:

	2024	For the period from June 22, 2023 (inception) to December 31, 2023
Basic and diluted net loss per share:
Numerator
Allocation of net loss	$-	$(11,431)
Denominator:
Basic and diluted weighted average number of shares outstanding	5,000,000	5,000,000
Basic and diluted net loss per share	$-	$(0.002)

3. Material accounting policies

The material accounting policies followed by the Group in preparation of its financial statements are as follows:.

A.	New and amended standards or interpretations adopted by the Company

IAS 1 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments to IAS 1 clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments do not have a significant impact on the financial statements.

IAS 7 Statement of Cash Flows - IFRS 7 Financial Instruments: Disclosures – Supplier finance arrangements

The amendments to IAS 7 require entity to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk when applying supplier finance arrangements. The amendments do not have a significant impact on the financial statements.

IFRS 16 – Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 require a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee when subsequently measuring lease liabilities arising from a sale and leaseback. The amendments do not have a significant impact on the financial statements.

B.	New and amended standards or interpretations not yet adopted by the Company

The following new accounting standards and interpretations that have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Company.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024 and period from June 22, 2023 (inception) to December 31, 2023

IAS 21 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability

The amendments require exchangeability of two currencies should be assessed in order to clarify reporting of foreign currency transactions in the absence of normal-functioning foreign exchange market. The amendments also require applicable spot exchange rate should be determined when the assessment indicates two currencies lack exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with early application permitted. The Company does not expect that these amendments have a significant impact on the Company’s financial statements.

IFRS 9 Financial Instruments - IFRS 7 Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments clarify that a financial liability is derecognised on the ‘settlement date’ and introduce an accounting policy choice to derecognise financial liabilities settled using an electronic payment system before the settlement date. Other clarifications include the classification of financial assets with ESG linked features via additional guidance on the assessment of contingent features. Clarifications have been made to non-recourse loans and contractually linked instruments. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified at fair value through OCI.

The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted, with an option to early adopt the amendments for contingent features only. The Company does not expect that these amendments have a significant impact on the financial statements.

Annual Improvements to IFRS Accounting Standards – Volume 11

The amendments are annual improvements to the following standards:

-	IFRS 1 First-time adoption of International Financial Reporting Standards;

-	IFRS 7 Financial instruments: Disclosures;

-	IFRS 9 Financial instruments;

-	IFRS 10 Consolidated financial instruments; and

-	IAS 7 Statement of cash flows

The new standard should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Company is in review for the impact of this new standard on the financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

Items in the statement of profit or loss will need to be classified into one of five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 requires the Company to present specified totals and subtotals: ‘Operating profit or loss’, ‘Profit or loss’ and ‘Profit or loss before financing and income taxes’. Information related to management-defined performance measures should be disclosed. IFRS 18 also provides enhanced guidance on the principles of aggregation and disaggregation which focus on grouping items based on their shared characteristics. The new standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. The Company is in review for the impact of this new standard on the financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

IFRS 19 allows eligible subsidiaries to apply IFRS Accounting Standards with the reduced disclosure requirements of IFRS 19. A subsidiary may choose to apply the new standard in its consolidated, separate or individual financial statements provided that, at the reporting date, it does not have public accountability, and its parent produces consolidated financial statements under IFRS Accounting Standards. A subsidiary applying IFRS 19 is required to disclose in its explicit and unreserved statements of compliance with IFRS Accounting Standards that IFRS 19 has been adopted. The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

K WAVE MEDIA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2024 and period from June 22, 2023 (inception) to December 31, 2023

C.	Financial assets and Financial liabilities

Financial instruments are any form of contract that gives rise to a financial asset in one company and a financial liability or equity instrument in another company. A financial asset or financial liability is included in the balance sheet when the entity becomes a party to the contractual terms of the instrument. Other financial liabilities and other financial assets, including liabilities to and receivables from related parties, are valued at amortized cost. A financial asset is removed from the balance sheet when the contractual right to cash flow from the asset has ceased or been settled. The same applies where the risks and benefits associated with the holding are essentially transferred to another party and the entity no longer has control over the financial asset. A financial liability is derecognized when the agreed obligation has been fulfilled or ceased.

D.	Transaction costs in issuing equity securities, organization costs, and other service fees

When issuing common stock, incremental costs directly attributable to the equity transaction that otherwise would have been avoided are accounted for as a deduction from equity while other issuing related costs and organization costs are expensed as incurred. For the period from June 22, 2023 (inception) to December 31, 2023, $1,376 was deducted from equity while $3,882 was expensed as incurred. $7,549 service fees were expensed as incurred. $5,551 is owed to Global Star and recorded as a payable under the caption Other payables - related parties in the Group’s Consolidated Statement of Financial Position.

4. Share capital

Details of share capital as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Number of authorized shares	5,000,000	5,000,000
Value per share	$0.01	$0.01
Number of shares issued	5,000,000	5,000,000
Common shares	$50,000	$50,000

During June 2023, the Group entered into an agreement to issue 5,000,000 shares of common shares for gross proceeds of $50,000. Each ordinary share maintains one voting right. The entire amount of this equity is held by Global Star and recorded as a receivable under the caption Other receivables - related parties in the Group’s Consolidated Statements of Financial Position.

5. Subsequent Events

During January 2025, the Company entered into agreements with five investors to issue Convertible Senior Unsecured Notes (principal amount $4.5 million), contingent upon the consummation of the business combination. The agreements include various terms and conditions, including the issuance of bonus shares by the Company and 3-year maturity with 3% annual coupon rate.

On February 3, 2025, shareholders of Global Star approved the proposals regarding Merger Agreement on the shareholders’ meeting. The Merger Agreement was completed on May 13, 2025.

K WAVE MEDIA LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and December 31, 2024

	Note		June 30, 2025	December 31, 2024
			(In thousands of Korean won)
Assets
Cash and cash equivalents		₩	8,724,499	4,150,572
Short-term financial instruments	18		435,674	423,524
Short-term investment securities	18		450,680	-
Accounts receivable — trade, net			5,677,833	9,210,441
- Related parties			3,084,488	1,983,270
- Non-related parties			2,593,345	7,227,171
Short-term loans, net	17, 18		1,103,400	787,400
- Related parties			1,032,400	662,400
- Non-related parties			71,000	125,000
Accounts receivable — other, net			1,312,352	130,482
- Related parties			119,563	125,687
- Non-related parties			1,192,789	4,795
Value added tax receivables			59,695	-
Other current assets			4,735,833	664,632
Other current financial assets	17, 18		110,110	40,000
Contract assets	4		852,385	-
- Related parties			103,484
- Non-related parties			748,901
Current tax assets			373	347,480
Inventories, net	9		2,050,053	818,324
Total current assets			25,512,887	16,572,855
Long-term financial instruments	17, 18		308,830	322,538
Long-term loans, net	17, 18		120,054	-
- Related parties			120,054	-
Long-term investment securities	18		3,439,262	730,391
- Related parties			800,000
- Non related parties			2,639,262
Investments in associates	11		76,322	-
Property and equipment including right-of-use assets	12		9,071,860	12,049,988
Intangible assets other than goodwill	13		6,345,570	4,533,587
Goodwill	13, 14		181,596,343	3,267,730
Investment properties	10		1,511,564	400,999
Other non-current financial assets	17, 18		2,331,697	1,803,220
Other non-current non-financial assets	17, 18		5,041,723	1,907,965
Deferred tax assets	8		1,258,384	1,011,013
Total non-current assets			211,101,609	26,027,431
Total assets		₩	236,614,496	42,600,286

The accompanying notes are an integral part of these condensed consolidated financial statements.

K WAVE MEDIA LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and December 31, 2024

	Note		June 30, 2025	December 31, 2024
			(In thousands of Korean won)
Liabilities
Trade and other payables		₩	56,911,144	14,039,752
- Related parties			35,083,179	1,357,101
- Non-related parties			21,827,965	12,682,651
Other current financial liabilities	17, 18		201,286	130,000
- Related parties			1,286	-
- Non-related parties			200,000	-
Current derivative liabilities			1,024,823	-
- Related parties			380,298
- Non-related parties			644,525
Warrants			1,740,565	-
Other current non-financial liabilities	17, 18		4,055,359	1,443,694
Contract liabilities	4		4,821,533	-
- Related parties			93,932	-
- Non-related parties			4,727,601	-
Short-term borrowings	17, 18		10,296,121	3,764,000
- Related parties			1,356,881	864,000
- Non-related parties			8,939,240	2,900,000
Current portion of long-term borrowings, net	17, 18		2,150,907	2,108,956
- Related parties			2,150,907	2,090,236
- Non-related parties			-	18,720
Convertible Note	19		4,029,616	-
- Related parties			2,643,583
- Non related parties			1,386,033
Current lease liabilities	21		1,859,391	1,786,577
Current tax liabilities	8		1,077,781	108,961
Total current liabilities			88,168,526	23,381,940
Trade and other non-current payables			4,178,787	21,694
Other non-current financial liabilities	17, 18		120,000	150,000
Other non-current non-financial liabilities	17, 18		710,000	-
Defined benefit liabilities	7		1,164,006	559,270
Other non-current provisions			1,042,918	609,951
Non-current lease liabilities	21		7,132,941	9,302,661
Deferred tax liabilities	8		492,271	399,158
Total non-current liabilities			14,840,923	11,042,733
Total liabilities		₩	103,009,449	34,424,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

K WAVE MEDIA LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and December 31, 2024

	Note		June 30, 2025	December 31, 2024
			(In thousands of Korean won)
Equity
Share capital	16	₩	8,929	1,226
Share premium			205,353,734	498,774
Accumulated other comprehensive loss			(12,029,900)	181,516
Other reserves	16		(57,494,281)	(27,874,562)
Retained earnings (Accumulated Deficit)	5		(3,389,033)	35,959,433
Equity attributable to owners of the Parent Company			132,449,449	8,766,387
Non-controlling interest			1,155,598	(590,774)
Total equity			133,605,047	8,175,613
Total liabilities and equity		₩	236,614,496	42,600,286

The accompanying notes are an integral part of these condensed consolidated financial statements.

K WAVE MEDIA LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Six-month Periods Ended June 30, 2025 and 2024

	Note		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
			(In thousands of Korean won except per share data)
Revenues
Content Merchandising Revenue	3, 4	₩	17,961,103	11,479,769
- Related parties			4,191,797	4,046,663
- Non-related parties			13,769,306	7,433,106
F&B Revenue	3, 4		6,390,493	7,502,210
- Related parties			17,518	29,992
- Non-related parties			6,372,975	7,472,218
Content production revenue	3, 4		6,032,045	-
- Related parties			(33,024)	-
- Non-related parties			6,065,069	-
Content investment revenue	3, 4		218,469	-
- Related parties			209,083	-
- Non-related parties			9,386	-
Total revenues			30,602,110	18,981,979
Cost of revenues			(28,120,357)	(16,837,518)
Gross profit			2,481,753	2,144,461
Selling, general and administrative expenses			(38,693,415)	(2,054,742)
Other income			787,720	548,442
Other expenses			(864,500)	(322,366)
Operating profit			(36,288,442)	315,795
Finance income			478,684	172,646
- Related parties			73,274	60,750
- Non-related parties			405,410	111,896
Finance costs			(4,414,451)	(907,934)
- Related parties			(176,752)	(120,831)
- Non-related parties			(4,237,699)	(787,103)
Loss before income tax			(40,224,209)	(419,493)
Income tax benefit	8		6,788	61,343
Loss for the period		₩	(40,217,421)	(358,150)
Other comprehensive loss
Items that will not be reclassified to income or loss:
Foreign Currency Translation adjustments			(12,211,416)	-
Total comprehensive loss for the period		₩	(52,428,837)	(358,150)
Loss attributable to:
Owners of the Parent Company			(39,348,466)	(78,784)
Non‑controlling interest			(868,955)	(279,366)
Total comprehensive loss attributable to:
Owners of the Parent Company			(51,559,882)	(78,784)
Non-controlling interest			(868,955)	(279,366)
Earnings per share (in Korean won)
Basic earnings per share	5	₩	(655)	(9)
Diluted earnings per share	5		(655)	(9)

The accompanying notes are an integral part of these condensed consolidated financial statements.

K WAVE MEDIA LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six-month Periods Ended June 30, 2025 and 2024

			Attributable to owners of the Parent Company
	Note		Share capital	Capital Surplus	Accumulated other comprehensive income	Other Component of Capital	Retained Earnings	Total	Non-controlling interest	Total equity
			(in thousands of Korean won)
Balance at January 1, 2024		₩	1,226	498,774	151,922	(27,874,562)	38,500,808	11,278,168	411,556	11,689,724
Total comprehensive loss for the period					-	-
Loss for the period			-	-	-	-	(78,784)	(78,784)	(279,366)	(358,150)
Balance at June 30, 2024			1,226	498,774	151,922	(27,874,562)	38,422,024	11,199,384	132,190	11,331,574
Balance at January 1, 2025			1,226	498,774	181,516	(27,874,562)	35,959,433	8,766,387	(590,774)	8,175,613
Transaction with owners, recognized directly in equity								-		-
Business combination - K enter	14		7,115	192,340,130	-	(36,630,522)	-	155,716,723	2,615,327	158,332,050
Acquisition Merger	16		588	12,514,830	-	(588,099)	-	11,927,319	-	11,927,319
conversion of convertible bonds, shares not yet issued	19		-	-	-	7,598,902	-	7,598,902	-	7,598,902
Total comprehensive loss for the period								-		-
Loss for the year			-	-	-	-	(39,348,466)	(39,348,466)	(868,955)	(40,217,421)
Other comprehensive loss			-	-	(12,211,416)	-	-	(12,211,416)	-	(12,211,416)
Balance at June 30, 2025		₩	8,929	205,353,734	(12,029,900)	(57,494,281)	(3,389,033)	132,449,449	1,155,598	133,605,047

The accompanying notes are an integral part of these condensed consolidated financial statements.

K WAVE MEDIA LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six-Month Periods Ended June 30, 2025 and 2024

	Note		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
			(In thousands of Korean won)
Cash flows from operating activities
Net income(loss) for the period		₩	(40,217,421)	(358,150)
Adjustments to reconcile net income to net cash provided by (used in) operating activities	23		35,454,670	(1,900,652)
Interest received			21,041	20,694
Interest paid			(341,147)	(527,262)
Income taxes paid			347,174	(325,126)
Dividend received			2,258	1,463
Net cash outflow from operating activities			(4,733,425)	(3,089,033)
Cash flows from investing activities
Disposal of other financial assets			376,485	-
Proceeds from short-term loans			70,000	1,489,500
- Related parties			70,000	1,189,500
- Non related parties			-	300,000
Proceeds from disposal of property and equipment			25,255	12,100
Disposal of Long-term investment securities			2,885	-
Disposal of Short-term financial instruments			493,661	-
Collection of other non-current financial assets			200,760	-
Collection of other financial assets			101,900	320,334
Payments for short-term loans			(453,207)	(1,875,862)
- Related parties			(440,000)	(1,724,988)
- Non related parties			(13,207)	(150,874)
Purchase of property and equipment			(45,377)	(144,540)
Purchase of Long-term investment securities			(280)
Payments for other non-current financial assets			(100,270)
Payments for other current financial assets			(18,500)	(153,964)
Proceeds from Lease Incentives			-	1,486
Acquisitions, net of cash acquired			3,571,263
Net cash inflow(outflow) from investing activities			4,224,575	(350,946)
Cash flows from financing activities
Proceeds from issuance of convertible notes, net of issuance costs			7,149,579	-
Proceeds from short-term borrowings			766,783	80,000
- Related parties			40,000	80,000
- Non related parties			726,783	-
Repayment of current portion of long-term borrowings			(12,480)	(12,480)
Decrease in Short-term borrowings			(892,128)	-
- Related parties			(183,996)
- Non related parties			(708,132)
Acquisition of Treasury shares			(725,630)	-
Repayment of lease liabilities			(1,117,772)	(840,227)
Net cash inflow(outflow) from financing activities			5,168,352	(812,707)
Effect of exchange rate changes on cash and cash equivalents			(85,575)	(132,937)
Net increase (decrease) in cash and cash equivalents			4,573,927	(4,252,686)
Cash and cash equivalents at beginning of the period			4,150,572	8,585,634
Cash and cash equivalents at end of the period		₩	8,724,499	4,200,011

The accompanying notes are an integral part of these condensed consolidated financial statements.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

K WAVE MEDIA LTD. (hereinafter referred to as “KWM”), together with its consolidated subsidiaries (hereinafter referred to as “the Company”), is engaged in the “IP content business,” which focuses on the creation, investment, management, licensing, and monetization of intellectual property (IP) content such as TV programs, movies, dramas, and music. At the core of the Company’s IP content business is the production of original content or the acquisition of rights to existing valuable intellectual property content, including films and TV shows, from creators, artists, or other sources. In the case of the merchandising company, the business includes the sale of merchandise related to IP content based on popular musicians, TV programs, and movies. The Company regards intellectual property rights, including copyrights, registered and pending trademarks, service marks, domain names, trade secrets, and proprietary technologies, as critical to its success. The Company protects its proprietary rights through trademark laws, trade secret protection, confidentiality measures, and license agreements with employees and other relevant parties. In addition to our core IP content business, the Company is strengthening its ‘Digital Treasury Strategy’ as a second corporate strategy: acquiring and holding bitcoin. We have adopted bitcoin as our primary treasury reserve asset, which we plan to utilize as a trust asset to enhance settlement stability within our platform and secure global liquidity. We believe bitcoin is a dependable store of value, supported by a robust and public open-source architecture, that is untethered to sovereign monetary policy. We believe that undertaking these two, interdependent corporate strategies—growing our IP content business and pursuing our Digital Treasury Strategy—serves as a key differentiator for our business. Our IP content business provides stable cash flows that allow us to acquire and hold bitcoin for the long-term, and we believe our bitcoin strategy raises our profile in the global market, which may, in turn, benefit our IP content business.

On May 13, 2025 (the “Closing Date”), KWM consummated the business combination pursuant to the merger agreement, dated as of June 15, 2023, as modified by the joinder agreement, dated July 13, 2023, the First Amendment, dated March 11, 2024, the Second Amendment, dated June 28, 2024, the Third Amendment to Merger Agreement, dated July 25, 2024 and the Fourth Amendment to Merger Agreement, dated December 11, 2024 (the “Merger Agreement”), by and among the Company, Global Star Acquisition Inc., a Delaware corporation (“Global Star”), K Enter Holdings Inc., a Delaware corporation (“K Enter”) and GLST Merger Sub, Inc., a Delaware corporation (“Merger Sub”),

The following transactions occurred pursuant to the terms of the Merger Agreement (collectively, the “Business Combination”):

-	On May 13, 2025, Global Star was reincorporated to Cayman Islands by merging with and into KWM, with KWM remaining as the surviving publicly traded entity (the “Reincorporation Merger”). In connection with the closing of the Reincorporation Merger, (i) each issued and outstanding share of common stock of Global Star, other than Global Star common stock owned by Global Star as treasury shares or any Global Star common stock owned by any direct or indirect wholly owned subsidiary of Global Star, was converted into one ordinary share of KWM (the “KWM Ordinary Share”), (ii) each issued and outstanding warrant of Global Star was converted automatically into a warrant to purchase one KWM Ordinary Share at a price of $11.50 per whole share (the “KWM Warrant”), (iii) each issued and outstanding right of Global Star was converted automatically into a right to receive one-tenth (1/10) of one KWM Ordinary Share at the closing of a business combination (the “KWM Right”), and (iv) each issued and outstanding unit of Global Star was separated and converted automatically into one KWM Ordinary Share, one KWM Warrant, and one KWM Right. At the closing of the Reincorporation Merger, all common stock, warrants, rights, units and other securities of Global Star ceased to be outstanding and were automatically canceled and retired and ceased to exist.

-	On May 13, 2025, Merger Sub merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of KWM (the “Acquisition Merger”). In connection with the closing of the Acquisition Merger, (i) each share of K Enter capital stock that was owned by Global Star, Merger Sub and K Enter (as treasury stock or otherwise), was automatically cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding was deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, was converted into the right to receive a number of KWM Ordinary Shares equal to the Conversion Ratio, and (iv) each share of Merger Sub common stock issued and outstanding was converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

K Enter’s acquisition of Play Company Co., Ltd. (“Play Company”), Solaire Partners LLC (“Solaire”), Apeitda Co., Ltd. (“Apeitda”), The LAMP Co., Ltd. (“Lamp”), Bidangil Pictures Co., Ltd. (“Bidangil”), and Studio Anseilen Co., Ltd. (“Anseilen”), and collectively, the “Six Korean Entities”) was a closing condition to the Business Combination. On January 3, 2025, K Enter closed the equity purchase for Play Company first and the acquisitions of each of the Six Korean Entities other than Play Company closing subsequently.

Details of the consolidated subsidiaries as of June 30, 2025 and December 31, 2024 are as follows:

		Percentage of ownership(%)
Subsidiary	Location	June 30, 2025	December 31, 2024	Fiscal year end	Main business
Play Company(1)	Seoul	100%	-	December	Sale and distribution of content consumer products and providing production services
Play F&B Co., Ltd.(1)	Seoul	67%	67%	December	Food and beverage
LAMP(1)	Seoul	51.3%	-	December	Film and drama content production
Bidangil(1)	Seoul	53.7%	-	December	Film and drama content production
Trigger Limited Company Specializing in The Cultural Industry(1)	Seoul	53.7%	-	December	Planning, development and production of the film Trigger
Apeitda(1)	Seoul	51%	-	December	Film and drama content production
Anseilen(1)	Seoul	51%	-	December	Film and drama content production
Solaire(1)	Seoul	95%	-	December	Investment in film and drama content
K Enter	Delaware	100%	-	December	Film and drama content production

(1)	Indirect Subsidiaries

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed financial information of subsidiary

Condensed financial information of the subsidiaries as of and for the six-month periods ended June 30, 2025 are as follows:

		June 30, 2025
Subsidiary		Total assets	Total liabilities	Revenues	Profit (Loss) for the period
		(In thousands of Korean won)
Play Company	₩	26,420,739	10,761,534	17,961,103	780,855
Play F&B Co., Ltd.		10,582,668	17,458,215	6,390,493	(1,059,566)
LAMP		5,268,323	5,613,201	3,951,666	(670,684)
Bidangil		3,274,041	369,995	534,544	7,604
Trigger Limited Company Specializing in The Cultural Industry(1)		-	-	-	-
Apeitda		998,495	270,462	-	(98,353)
Anseilen		6,052,888	6,692,053	1,521,130	(55,927)
Solaire		3,231,275	2,681,947	218,469	(426,251)
K Enter		59,917,797	23,648,654	24,706	(10,026,104)

(1)	Bidangil established a special purpose company to plan, develop and manage the production of the new project ‘Trigger’ as of April 5, 2023. The initial capital amounted to Korean won 10,000 thousand, but no capital has been contributed as of June 30, 2025.

Condensed financial information of the subsidiaries as of December 31, 2024 and for the six-month periods ended June 30, 2024 are as follows:

		December 31, 2024		June 30, 2024
Subsidiary		Total assets	Total liabilities	Revenues	Loss for the period
		(In thousands of Korean won)
Play F&B Co., Ltd	₩	13,174,076	18,990,058	7,502,210	(439,162)

2. Basis of Presentation and Material Accounting Policies

A.	Basis of Presentation

These interim financial statements for the six months ended June 30, 2025 and 2024 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by International Accounting Standard Board (“IASB”), and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2024 (“last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Going concern

The Company has incurred significant losses and negative cash flows from operations, net loss was Korean Won 40,217,421 thousand for the period ended June 30, 2025. During 2025, the Company had negative cash flows from operations of Korean Won 4,733,425 thousand. As of June 30, 2025, the Company’s accumulated deficit was Korean Won 3,389,033 thousand and total current liabilities exceed total current asset by Korean Won 62,655,639 thousand. The Company has funded its operations to date through equity and debt financing and has cash equivalents of Korean Won 8,724,499 thousand as of June 30, 2025. The Company monitors its cash flow projections on a current basis and takes active measures to obtain the funding it requires to continue its operations. However, these cash flow projections are subject to various uncertainties concerning their fulfilment such as the ability to increase revenues by attracting and expanding its customer base and completing additional financing. The Company expects to fund operations using cash on hand and raising additional proceeds. There are no assurances, however, that the Company will be able to generate the revenue necessary to support its cost structure or that it will be successful in obtaining the level of financing necessary for its operations. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

B.	Material Accounting Policies

Material accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the last annual financial statements for the year ended December 31, 2024, except for the changes as described below.

Basis of consolidation

i.	Business combinations

The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent event changes in the fair value of the contingent consideration are recognized in profit or loss.

If share-based payment awards are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ii.	Non-controlling interests

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iii.	Loss of control

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iv.	Interests in equity- accounted investees

The Company’s interests in equity-accounted investees comprise interests in associates and a joint venture. Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence or joint control ceases.

v.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Foreign currency

i.	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Company companies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs. Translation differences on Non-monetary assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

However, foreign currency differences arising from the translation of the following items are recognized in OCI:

●	an investment in equity securities designated as at FVOCI (except on impairment, in which case foreign currency differences that have been recognized in OCI are reclassified to profit or loss);

●	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

●	qualifying cash flow hedges to the extent that the hedges are effective.

Revenue from contracts with customers

The Company determines revenue recognition by:

●	identifying the contract, or contracts, with a customer;

●	identifying the performance obligations in each contract;

●	determining the transaction price;

●	allocating the transaction price to the performance obligations in each contract; and

●	recognizing revenue when, or as, we satisfy performance obligations by transferring the promised goods or services.

The Company generates revenue primarily through the following business operations:

i.	Content Merchandising revenue

Content Merchandising revenues consist of sales of the physical and digital content consumer products and merchandises. The Company recognizes revenues from the sale of consumer products and merchandises after both (1) control of the products has been transferred to customers and (2) the underlying performance obligations have been satisfied.

Content revenues are recognized after deducting the estimated allowance for returns, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Returns are estimated at contract inception and updated at the end of each reporting period as additional information becomes available.

ii.	Food and beverages revenue

Food and beverages revenues consist of sales of the consumer products including food and beverages. The Company recognizes revenues from the sale of consumer products after both (1) control of the products has been transferred to customers and (2) the underlying performance obligations have been satisfied.

Food and beverages revenues are recognized after deducting the estimated allowance for returns, which are accounted for as variable consideration when estimating the amount of revenue to recognize.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

iii.	Content production revenue

The Company operates the content production business that consists of planning, producing, and selling the theatrical films and television programs. The Company identifies the license which is provided along with media product as combined output and recognizes revenue over time by measuring its progress based on cost incurred towards complete satisfaction of the performance obligation of media production in accordance with Paragraph 35 (3) of IFRS 15 Revenue from contracts with customers. The percentage-of-completion for each contract is calculated by dividing the cumulative cost incurred in relation to service performed by the Company by estimated total contract costs. The Company is also eligible to receive its share of profits from film distributors once the film generates profits beyond the break-even point, which is considered as variable consideration and recognized as the revenue on the settlement date.

The Company recognizes unbilled receivables from media production service as contract assets and recognizes receipts in advance for prepaid media production services as contract liabilities. The Company capitalizes the cost associated with the production, including development costs, direct costs, and production overhead per title as prepayments and prepaid expenses. The Company amortizes the capitalized asset in ‘Cost of revenues’ on the combined statements of comprehensive income based on the percentage-of-completion for each contract.

In addition to content production revenue, according to the terms of the contract with the customer, the Company is providing additional cable TV rights for the produced film with no other goods or services to be transferred to the customer under the contract apart from the obligation to provide licenses. The license agreement pertains to the right to use the entity’s intellectual property as that intellectual property exists at the point in time. This means that at the time of transferring the license, the customer can instruct the use of the license and obtain most of the remaining benefits arising from the license. For the rights, revenue is recognized at the point when the rights become available for use after the execution of the rights usage agreement.

In certain licensing agreements, the Company is entitled to receive consideration in the form of sales-based royalties, which are calculated as a percentage of the customer’s sales of licensed media content. In accordance with Paragraph B63 of IFRS 15 Revenue from Contracts with Customers, the Company recognizes revenue from such arrangements only when the subsequent sales occur.

iv.	Content investment revenue

The Company manages and operates the investment funds on behalf of investors and receives commissions from its customers. The content investment revenues are received in exchange for investment management services that include a series of fund administration services, fund compliance, fund transfer agent services and fund distribution services. Control of investment management services is transferred to the customer over time as these customers receive and consume the benefits provided by these services. Investment management revenues are calculated as a contractual percentage of financial assets the Company manages for clients on either a discretionary or non-discretionary basis. Content investment revenue are recognized for each distinct performance obligation identified in customer contracts when the performance obligation has been satisfied by transferring services to a customer over time.

v.	Other revenues

Under franchise agreements, the Company’s performance obligation is to provide a license to use Our Bakery’s trademarks and other intellectual property. Franchise royalties and fees are typically charged as a percentage of food and beverage revenues and are treated as variable consideration, recognized as the underlying food and beverage revenues occur.

Franchise agreements also contain a promise to provide training support and recipe teaching services to franchise-operated stores. A monthly franchise loyalty fee, based on gross food and beverage revenues, is charged, and recognized over time as these services are delivered.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. The chief operating decision-maker has been identified as the chief executive officer. The Company’s operating segments have been determined to be each business unit, for which the Company generates separately identifiable financial information that is regularly reported to the chief executive officer for the purpose of resource allocation and assessment of segment performance. The Company has two reportable segments as described in Note 3. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Employee benefits

i.	Short-term employee benefits

Short-term employee benefits are employee benefits due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii.	Share-based payment arrangements

The grant-date fair value of equity-settled share-based payment arrangements granted to employees is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share-based payment arrangements, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

The fair value of the share-based payment arrangements with cash alternatives granted to employees, which is sum of the fair values of the equity component and liabilities component, is recognized as an expense, with a corresponding increase in equity and liabilities, over the vesting period of the awards. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share-based payment arrangements. Any changes in the liability are recognized in profit or loss.

iii.	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

iv.	Defined benefit plans

The Company’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually using the projected unit credit method. When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Finance income and finance costs

The Company’s finance income and finance costs include:

●	interest income;

●	interest expense;

●	dividend income;

●	the net gain or loss on financial assets at FVTPL;

●	the foreign currency gain or loss on financial assets and financial liabilities;

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or

●	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held at banks, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out allocation method, and includes expenditures incurred in acquiring the inventories, production or conversion cost and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

The Company makes adjustments to reduce the cost of inventory to its net realizable value, for estimated excess, obsolescence or impaired balances.

Investment property

Property held by a lessee as a right-of-use asset to earn rentals or for capital appreciation or both is classified as investment property. Investment properties held by a lessee as a right-of-use assets are initially measured at its cost in accordance with IFRS 16. The Company remeasures the investment property held by a lessee as a right-of-use asset if necessary, in accordance with IFRS 16.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

Property and equipment

i.	Recognition and measurement

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company. The carrying amount of the replaced parts are derecognized and the repairs and maintenance expenses are recognized in profit or loss in the period they are incurred.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

iii.	Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Land is not depreciated.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Machinery	5 ~ 8 years
Vehicles	5 years
Office equipment	5 ~ 8 years
Furniture and fixtures	5 ~ 8 years
Right-of-use assets	2 ~ 10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Intangible assets and goodwill

i.	Recognition and measurement

Goodwill: Goodwill arising on the acquisition of subsidiary is measured at cost less accumulated impairment losses.

Other intangible assets: Other intangible assets, including trademarks that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

ii.	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii.	Amortization

Amortization is calculated using the straight-line method to allocate the cost or revalued amounts of the assets, net of their residual values, over their estimated useful lives as follows:

Software	5 years
Other Intangible assets	7 ~ 20 years
Goodwill	Indefinite

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Financial instruments

i.	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii.	Classification and subsequent measurement

(a)	Financial assets

On initial recognition, a financial asset is classified as measured at:

●	amortized cost;

●	FVOCI - debt investment;

●	FVOCI - equity investment;

●	or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(b)	Financial assets - Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

●	the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Company’s management;

●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

●	how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

●	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

(c)	Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

●	contingent events that would change the amount or timing of cash flows;

●	terms that may adjust the contractual coupon rate, including variable-rate features;

●	prepayment and extension features; and

●	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(d)	Financial assets - Subsequent measurement and gains and losses

Financial assets - Subsequent measurement and gains and losses Financial assets at FVTPL: These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost: These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(e)	Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii.	Derecognition

(a)	Financial assets

The Company derecognizes a financial asset when:

●	the contractual rights to the cash flows from the financial asset expire; or

●	it transfers the rights to receive the contractual cash flows in a transaction in which either:

-	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

-	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

(b)	Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Impairment

i.	Non-derivative financial assets

Financial instruments and contract assets

The Company recognizes loss allowances for ECLs on:

●	financial assets measured at amortized cost;

●	debt investments measured at FVOCI; and

●	contract assets.

The Company also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

●	debt securities that are determined to have low credit risk at the reporting date; and

●	other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 12 months past due.

The Company considers a financial asset to be in default when:

●	the debtor is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realising security (if any is held).

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(a)	Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

(b)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the debtor;

●	a breach of contract such as a default or being more than 90 days past due;

●	the restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

●	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

●	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

(c)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Company has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii.	Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than biological assets, investment property, inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. The Company recognizes the impairment loss if there is any indication of impairment of individual CGU. And then, the Company performed impairment test of goodwill for groups of CGUs.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

Building restoration: In accordance with the Company’s policy and applicable legal requirements, a provision for restoration in respect of leased buildings, and the related expense, is recognized when the lease term is commenced.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

i.	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

At the date of transition to IFRSs, The Company applies the following approach to all of its leases.

The Company measures that lease liability at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition to IFRSs.

The Company measures right-of-use asset at its carrying amount as if IFRS 16 had been applied since the commencement date of the lease, but discounted using the lessee’s incremental borrowing rate at the date of transition to IFRSs.

The Company uses hindsight in applying IFRS 16 such as the determination of lease term for contracts that contain options to extend or terminate a lease.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (leases for which the underlying asset is valued at USD 5,000 or less) and short-term leases (leases that have a lease term of 12 months or less at the commencement date), including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

ii.	As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies IFRS 15 to allocate the consideration in the contract.

The Company applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other income’.

Fair value measurement

‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date. The fair value of a liability reflects its non-performance risk.

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price - i.e. the fair value of the consideration given or received. If the Company determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognised in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

Equity-accounted investees

Associates are entities over which the Company has significant influence over the financial and operating policy decisions. Generally, if the Company holds 20% or more of the voting power of the investee, it is presumed that the Company has significant influence.

Investments in associates are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Company’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Company and associates are eliminated to the extent of the Company’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates use accounting policies other than those of the Company for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Company when the associates’ financial statements are used by the Company in applying the equity method.

If the Company’s share of losses of associates equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Company’s net investment in the associates), the Company discontinues recognizing its share of further losses. After the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the investee.

The Company determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

Earnings per Share

Basic earnings per share is calculated by dividing the net profit for the period available to the ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing the profit for the year attributable to owners of the parent company from the consolidated statements of profit or loss by the weighted-average number of ordinary shares outstanding and potential dilutive shares. Potential dilutive shares are used in the calculation of dilutive earnings per share only when they have dilutive effects.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral for customers on accounts receivable. The Company maintains reserves for potential credit losses, which are periodically reviewed.

Convertible notes

Convertible notes are accounted for in accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation.

At initial recognition, the liability component is measured at fair value by discounting future cash flows at the market interest rate. The difference between the proceeds and the liability component is recognized as equity representing the conversion option. The liability component is subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss over the term of the notes. Upon conversion, the liability component is reclassified to equity.

Listing expense

Management has computed the listing expense in accordance with IFRS 2. Accounting of reverse merger is a complex accounting topic, wherein, management had to determine the listing expense to be recognized in the income statement based on the fair value of the shared issued net off the net assets acquired and fair value of the warrants issued. Please refer to note 22 for key estimates and judgements used for determination of listing expense.

Warrants

KWM has issued both public warrants and private warrants convertible into ordinary shares. Management reviewed the classification of the warrants in accordance with IAS 32. According to IAS 32, a contract that will be settled by exchanging a fixed amount of cash for a fixed number of own shares is classified as an equity instrument. However, the warrants contain several features that do not meet the ‘fixed-for-fixed’ criteria. Therefore, management concluded that classifying the warrants as financial liabilities is appropriate under IFRS.

C.	Accounting standards and Interpretation issued and adopted by the Company

The material accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2024, except for the adoption of new and revised IFRS applied from January 1, 2025, which are summarized below. The Company has not early applied the new and revised IFRS and interpretations that have been issued but are not yet effective.

The following amended IFRS is effective from January 1, 2025 and it did not have a material impact on the Company’s condensed consolidated interim financial statements.

●	Lack of Exchangeability (Amendments to IAS 21 The Effect of Changes in Foreign Exchange Rates and IFRS 1)

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

D.	Accounting standards and Interpretation issued but not yet adopted by the Company

The following new accounting standards and interpretations have been published that are not mandatory for June 30, 2025 reporting periods and have not been early adopted by the Company.

(i)	Amendments to IFRS 9 Financial Instrument and IFRS 7 Financial Instruments: Disclosures

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The key amendments are as follows. The Company is currently reviewing the impact of these amendments on it’s financial statements.

-	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

-	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

-	add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term;

-	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

(ii)	Annual Improvements to IFRS - Volume 11

Annual Improvements to IFRS - Volume 11 shall be effective for fiscal years beginning on or after January 1, 2026, and early application is effective. The amendments are not expected to have a significant impact on the financial statements.

-	IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

-	IFRS 7 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

-	IFRS 9 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

-	IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’

-	IAS 7 Statement of Cash Flows: Cost method

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(iii)	IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements.

IFRS 18 introduces significant changes to the presentation and disclosure of financial performance by requiring entities to classify all income and expenses in the statement of profit or loss into five categories – operating, investing, financing, income taxes and discontinued operations – and to present defined subtotals for “operating profit or loss” and “profit or loss before financing and income taxes.”

The Standard also introduces new disclosure requirements for management-defined performance measures and provides enhanced guidance on aggregation and disaggregation of information.

IFRS 18 and related amendments are effective for reporting periods beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the potential impact of this Standard on its financial statements.

E.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items, which are measured on an alternative basis on each reporting date.

Items	Measurement bases
Defined benefit liabilities	Present value
Financial instruments measured at fair value through profit or loss (“FVTPL”)	Fair value

3. Operating segments

A.	Basis for segmentation

The Company’s operating segments have been identified to be each business unit, by which the Company provides different services and merchandise.

The Company assesses the performance of each operating segment based on operating profit, and there is no difference with the amounts reported on the consolidated statement of profit or loss, except for intergroup transactions.

The following summary describes the operations of each reportable segment.

Operating segments	Operations
Content Merchandising	Sale and distribution of content consumer products and providing production services
Food and beverages	Sale of food and beverages products and licensing of the intellectual property
Content production	Planning, producing, and selling the media content such as theatrical films and television programs
Content investment	Providing investment management services to investment funds

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment operating profit is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

The segment information for the six-month periods ended June 30, 2025 and 2024 is as follows:

		Six-month period ended June 30, 2025
		Content merchandising	F&B	Content production	Investment funds	Total
		(In thousands of Korean won)
Segment revenue	₩	17,961,103	6,390,493	6,032,046	218,469	30,602,110
Elimination of intersegment revenue		-	-	-	-	-
Consolidated net revenue		17,961,103	6,390,493	6,032,046	218,469	30,602,110
Depreciation		234,914	851,306	219,188	74,124	1,379,532
Amortization		27,350	134,700	139,285	-	301,335
Employee benefit expenses		2,120,022	2,779,911	6,111,002	489,230	11,500,165
Segment operating profit		802,018	(847,676)	(8,751,493)	(423,166)	(11,071,742)
Other adjustment (*)						(25,075,225)
Company Operating Profit						(36,288,442)

(*)	The adjustment relates to the listing expense due to the merger between K Enter Holdings Inc. and K Wave Media Ltd, and elimination of intercompany transactions. Listing expense was accounted in accordance to IFRS 2.

		Six-month period ended June 30, 2024
		Content merchandising	F&B	Total
		(In thousands of Korean won)
Segment revenue	₩	11,479,769	7,502,209	18,981,978
Elimination of intersegment revenue		-	-	-
Consolidated net revenue		11,479,769	7,502,209	18,981,978
Depreciation/Amortization		270,615	1,401,830	1,672,445
Segment operating profit		475,802	(160,007)	315,795

C.	Geographic information

Content merchandising segment, Food and beverages segment, Content production segment, Content Investment segment are managed on a worldwide basis, but operate manufacturing facilities and sales offices primarily in Seoul, South Korea. The geographic information analyses the Company’s revenue by the customer’s country of domicile. In presenting the geographic information, segment revenue and non-current assets have been based on the geographic location of customers.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Summary of the Company’s operation by region based on the location of customers for the six-month periods ended June 30, 2025 and 2024 is as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Korea	₩	18,901,238	16,860,856
USA		1,676,354	13
Germany		2,577,838	-
UK		2,239,593	-
France		1,720,435	-
Japan		68,962	2,045,268
Other		3,417,690	75,841
Total	₩	30,602,110	18,981,978

Summary of the Company’s non-current assets based on the location as of June 30, 2025 and December 31, 2024 is as follows:

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Korea	₩	44,399,505	23,963,489
USA		159,167,554

D.	Major customer

Revenues from major customers that amount to 10% or more of the Company’s revenue for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Customer A (Content merchandising segment)
Revenue	₩	3,998,205	4,046,663
%		13.07%	21.32%

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Revenue

A.	Revenue streams

The Company generates revenue primarily through the sale of the Company’s entertainment content and production services, Media production, Investment funds for Korean film and food and beverage products. Other sources of revenue include the franchise royalty fees from licensing of the Company’s intellectual property in food and beverage business.

Revenue from contracts with customers for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Revenue from contracts with customers	₩	30,592,726	18,981,979
Investment revenue		9,385	-
Total	₩	30,602,110	18,981,979

B.	Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by major products and service lines and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (see Note 3).

Revenue from contracts with customers based on the service contract type, the timing of satisfaction of performance obligations for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Major products/service lines
Content goods and merchandises
Video Project & Merchandise Items	₩	17,223,165	8,124,822
Others		737,938	3,354,947
Subtotal	₩	17,961,103	11,479,769
F&B
Food and beverages	₩	6,174,603	6,923,383
Franchise royalties and fees		215,891	578,827
Subtotal	₩	6,390,493	7,502,210
Major products/service lines
Media production		6,032,045	-
Investment funds for Korean film
Investment management revenue		209,084	-
Investment revenue		9,385	-
Subtotal		218,469	-
Total	₩	30,602,110	18,981,979
Timing of revenue recognition
At a point in time	₩	24,176,909	18,687,441
Over time		6,425,201	294,538
Total	₩	30,602,110	18,981,979

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

C.	Contract balance

The balance of contract assets and liabilities from contracts with customers as of June 30, 2025 and December 31, 2024 is as follows:

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Current
Contract assets (Unbilled revenue)	₩	852,385	-
Contract liabilities (Deferred revenue)		4,821,533	-
Non-current
Contract liabilities (Deferred revenue)		710,000	-

The Company recognizes unbilled receivables from media production service as contract assets. The Company capitalizes the cost associated with the production, including development costs, direct costs, and production overhead per title as prepayments and prepaid expenses. The Company amortizes the capitalized asset in ‘Cost of revenues’ on the combined statements of comprehensive income based on the percentage-of-completion for each contract.

The contract liabilities primarily relate to the advance consideration received from customers for media production service, for which revenue is recognized over time. This will be recognized as revenue when the Company satisfies the performance obligations.

5. Loss per share

A.	Basic loss per share

The calculation of basic Earning per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding.

i.	Profit attributable to ordinary shareholders (basic)

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Loss for the period, attributable to the owners of Parent Company	₩	(39,348,466)	(78,784)
Dividends on non-redeemable preference shares		-	-
Loss attributable to ordinary shareholders	₩	(39,348,466)	(78,784)

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ii.	Weighted-average number of ordinary shares (basic)

	Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
	(In number of shares)
Number of ordinary shares issued at January 1	10,397,836	10,397,836
Business Combination	48,602,164	-
Acquisition Merger	1,113,306	-
Effect of treasury shares held	(42,431)	(1,620,191)
Weighted-average number of ordinary shares for the six months ended June 30	60,070,875	8,777,645

B.	Anti-diluted earnings per share

Diluted earnings per share is not different from basic earnings per share as there is no dilution effects of potential ordinary shares for the six-month periods ended June 30, 2025 and 2024.

C.	Loss per share

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In Korean won)
Basic earnings per share	₩	(655)	(9)

D.	Anti-dilutive shares were

Anti-dilutive shares could potentially dilute basic earnings per share in future periods and therefore, were not included in diluted earnings per share. The number of anti-dilutive shares as of period ended June 30, 2025, 2024 are as follows:

	Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
	(In number of shares)
Warrant	9,848,225	-
Convertible notes	325,000	-

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Share-based payment arrangements

A.	Description of share-based payment arrangements

As of June 30, 2025, the Company had the following share-based payment arrangements.

i.	Share option plan (cash-settled)

On June 30, 2021, Play F&B Co., Ltd, a subsidiary of Play Company, granted 400 share options to its employees. These options entitle the holders to a cash payment upon meeting the vesting conditions. The amount of the cash payment is determined based on the difference between the Company’s share price at the time of exercise and the exercise price.

The key terms and conditions related to the grants under these plans are as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life of options	Type	Underlying assets
Options granted to employees
As of June 30, 2021	400	2 years’ service from grant date and the Play F&B Co., Ltd’s annual average Adjusted EBITDA (*1) equals or exceeds Korean Won 1,375,000 thousand at the date of exercise	7 years	Cash-settled	Play F&B Co., Ltd’s ordinary shares

(*1)	Adjusted EBITDA = Operating Income + Depreciation of PP&E + Amortization of Intangible Assets + Advertising & marketing expenses

ii.	Equity Price Protection Right

On March 31, 2023, the Company entered into a Share Purcahse Agreement with K Enter, which became effective on January 3, 2025. Under this agreement, the seller (CEO of Play Company) was granted a right to receive a cash payment based on the performance of KWM shares received as consideration. The amount of the cash payment is determined based on the difference between the initial value and the actual selling price of the shares during the exercise period.

The key terms and conditions related to the grants under these plans are as follows:

Grant date	Number of instruments	Vesting conditions	Contractual life of options	Type	Underlying assets
Options granted to employees
As of January 3, 2025	N/A	Buyer compensates Seller for any shortfall if shares sold below initial value; adjusted for gains realized/distribute up to Dec 31, 2026	3 months following 6 month lock-up expiration	Cash-settled	KWM shares listed on Nasdaq

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	Measurement of fair values

i.	Cash-settled share-based payment arrangement

The fair value of the employee share options has been measured using a binomial model.

The inputs used in the measurement of the fair values at grant date and measurement date of the cash-settled share-based payment arrangement are as follows:

Share appreciation rights (cash-settled)		June 30, 2025	December 31, 2024
Fair value of option	₩	9,677	54,230
Share price		368,806	643,735
Exercise price	₩	1,100,000	1,100,000
Risk-free interest rate (based on government bonds)		2.46%	2.71%
Volatility (*)		37.60%	30.00%

(*)	Volatility has been based on an evaluation of the historical volatility of other companies’ share price, which are listed in KOSDAQ, particularly over the historical period commensurate with prior one year.

ii.	Equity Price Protection Right

The fair value of the employee share options has been measured using a binomial model (CRR).

The inputs used in the measurement of the fair values at grant date and measurement date of the cash-settled share-based payment arrangement are as follows:

Share appreciation rights (cash-settled)		June 30, 2025	December 31, 2024
Fair value of option	USD	0.26	-
Share price	USD	3.4	-
Exercise price	USD	2.6	-
Risk-free interest rate (based on government bonds)		4.21%	-
Volatility (*)		63.50%	-

(*)	Volatility has been based on an evaluation of the historical volatility of other companies’ share price, which are listed in NASDAQ, particularly over the historical period commensurate with prior one year.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

C.	Reconciliation of outstanding share options

The number and exercise prices of share options under the share option plan for the six-month periods ended June 30, 2025 and 2024 are as follows.

i.	Cash-settled share-based payment arrangement

	Six-month period ended June 30, 2025			Six-month period ended June 30, 2024
Share option plan (cash-settled)	Number of options		Exercise price	Number of options		Exercise price
	(In Korean Won and number of options)
Outstanding at January 1	400	₩	1,100,000	400	₩	1,100,000
Outstanding at June 30	400		1,100,000	400		1,100,000
Exercisable at June 30	-	₩	-	-	₩	-

Details of the liabilities arising from the share option plan (cash-settled) are as follows.

		As of June 30, 2025	As of December 31, 2024
		(In thousands of Korean won)
Total carrying amount of liabilities for share-based payment	₩	3,021,462	21,692
Total intrinsic value of liabilities for vested benefits		-	-

7. Employee benefits

Details of defined benefit liability recognized as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Net defined benefit liability	₩	1,164,006	559,270

The Company operates both the defined benefit plans and defined contribution plans as a retirement pension scheme. Defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market (investment) risk.

The expense recognized in relation to defined contribution plan for the six-month periods ended June 30, 2025 is Korean Won 262,439 thousand.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A.	Movement in net defined benefit (asset) liability

Details of reconciliation from the opening balances to the closing balances for the net defined benefit liability and its components as of June 30, 2025 and 2024 are as follows:

		Defined benefit obligation		Fair value of plan assets		Net defined Benefit liabilities
		June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
		(In thousands of Korean won)
Beginning Balance	₩	559,270	706,102	-	-	559,270	706,102
Included in profit or loss						-
Current service cost		252,255	255,138	-	-	252,255	255,138
Interest expense		23,125	15,559	6,363	-	16,762	15,559
Subtotal		275,380	270,697	6,363	-	269,017	270,697
Included in OCI
Remeasurement loss(gain)
- Demographic assumption		-	-	-	-	-	-
- Financial assumption		-	-	-	-	-	-
- Adjustment based on experience		-	-	-	-	-	-
- Return on plan assets excluding interest income		-	-	-	-	-	-
Other		-	-	-	-	-	-
Changes in scope of consolidation		931,378	-	395,353	-	536,025	-
Contributions paid by the employer		-	-	-	-	-	-
Benefits paid		(200,306)	(305,847)	-	-	(200,306)	(305,847)
Subtotal		731,072	(305,847)	395,353	-	335,719	(305,847)
Ending Balance	₩	1,565,722	670,952	401,716	-	1,164,006	670,952

B.	Plan assets

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Cash	₩	299	-
Time deposits		401,417	-
Total	₩	401,716	-

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

C.	Employee benefit expenses

i.	Details of employee benefit expenses recognized for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Wages and salaries	₩	7,176,287	3,938,796
Expenses related to post-employment plans		531,456	469,393
Social security contributions		189,797	206,297
Fringe benefit		602,855	282,408
Cash settled Share-based payments		2,999,770	24,022
Total	₩	11,500,165	4,920,916

ii.	Expenses are recognized in the condensed consolidated statements of comprehensive income (loss) as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Cost of revenues	₩	4,290,483	3,716,180
Selling, general and administrative expenses		7,209,682	1,204,736
Total	₩	11,500,165	4,920,916

8. Income taxes

Tax provision from income taxes for interim periods is determined using an estimate of the annual effective tax rate, adjusted for discrete items, if any, that are taken into account in the relevant period. The Company’s resulting effective tax rate differs from the applicable statutory rate.

9. Inventories

Details of inventories as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Merchandise	₩	3,835,834	2,717,915
Work in process		663,725	756,802
Allowance for Inventories valuation		(2,449,506)	(2,656,393)
Total	₩	2,050,053	818,324

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In 2025, inventories amounted to Korean Won 18,352,363 thousand (2024: Korean Won 32,616,031 thousand) were recognized as an expense during the year and included in ‘cost of sales’.

The Company recognizes the full provision for inventories with more than one year aging from the initiation of project according to the Company’s accounting policies. For inventories with less than one year aging from the initial production with an estimated recovery period exceeding one year, it is also recognized as a provision. Loss on valuation of inventories amounted to Korean Won 99,005 thousand (2024: Korean Won 1,919,734 thousand) and reversal of allowance for inventories valuation amounted to Korean Won 305,892 thousand (2024: Korean Won 341,694 thousand) were recognized during the six-month period ended June 30, 2025.

10. Investment properties

A.	Reconciliation of carrying amount

Details of Investment properties as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Book value	₩	2,373,127	667,739
Accumulated depreciation		(861,563)	(266,740)
Carrying amount	₩	1,511,564	400,999

Changes in Investment properties for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Balance as of January 1	₩	400,999	3,260,795
Transfer		1,156,511	-
Lease modification		16,640	(34,091)
Depreciation		(62,586)	(277,943)
Balance as of June 30	₩	1,511,564	2,948,761

B.	Amounts recognized in profit or loss

Rental income recognized by the Company for the six-month periods ended June 30, 2025 was Korean Won 98,943 thousand (2024: 42,914). Depreciation expense, included in ‘cost of revenues’, was as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Depreciation	₩	62,587	277,943

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. Equity accounted investees

A.	Acquisition cost of investments in associates

Details of acquisition cost of investments in associates as of June 30, 2025 is as follows:

		June 30, 2025
		Percentage of Ownership (*)	Acquisition Cost
		(In thousands of Korean won)
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2 (*)	₩	1.04%	88,000

(*)	Although the Company holds less than 20% of equity interests in investment fund, investments in such investees were classified as investments in associates as the Company can exercise significant influence over financial and operating policy decisions as a general partner.

B.	Carrying amount of investments in associates

Details of carrying amount of investments in associates as of June 30, 2025 is as follows:

		June 30, 2025
		Percentage of Ownership (*)	Carrying amount
		(In thousands of Korean won)
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2 (*)	₩	1.04%	76,322

(*)	Although the Company holds less than 20% of equity interests in investment fund, investments in such investees were classified as investments in associates as the Company can exercise significant influence over financial and operating policy decisions as a general partner.

C.	Movement of investments in associates

Details of the changes in investments in associates for June 30, 2025 are as follows:

		January 1, 2025	Changes in scope of consolidation	Share in the profit of associates	Changing Account Classification	June 30, 2025
		(In thousands of Korean won)
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2	₩	-	83,001	(6,679)	-	76,322

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

D.	Summary of financial information of associates

Details of the summary of financial information of associates for the years ended June 30, 2025 is as follows:

		June 30, 2025
		Current assets	Investment asset	Total assets	Current liabilities	Total liabilities
		(In thousands of Korean won)
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2	₩	881,312	6,651,687	7,532,999	206,088	206,088

		Six-month period ended June 30, 2025
		Investment income	Profit (Loss) for the year	Total Comprehensive income
Investments in associates
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2	₩	192,454	(641,196)	(641,196)

12. Property and equipment

A.	Reconciliation of carrying amount

Details of property and equipment as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
		Book value	Accumulated depreciation	Accumulated impairment loss	Carrying amount
Machinery	₩	2,357,722	(1,097,077)	-	1,260,645
Vehicles		319,130	(257,607)	-	61,523
Office equipment		644,640	(414,518)	-	230,122
Construction-in-progress		11,600	-	-	11,600
Furniture and fixtures		3,831,695	(1,773,861)	(747,407)	1,310,427
Right-of-use assets		11,875,983	(5,309,160)	(369,280)	6,197,543
Total	₩	19,040,770	(8,852,223)	(1,116,687)	9,071,860

		December 31, 2024
		Book value	Accumulated depreciation	Accumulated impairment loss	Carrying amount
Machinery	₩	2,601,550	(1,078,409)	-	1,523,141
Vehicles		51,419	(51,418)	-	1
Office equipment		559,571	(343,099)	-	216,472
Construction-in-progress		8,662	-	-	8,662
Furniture and fixtures		4,401,909	(1,787,018)	(748,162)	1,866,729
Right-of-use assets		13,716,930	(5,065,483)	(216,464)	8,434,983
Total	₩	21,340,041	(8,325,427)	(964,626)	12,049,988

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details of the changes in property and equipment for the for the six-month periods ended June 30, 2025 and 2024 are as follows:

		2025
		Machinery	Vehicles	Office equipment	Construction- in-progress	Furniture and fixture	Right-of- use assets	Total
		(In thousands of Korean won)
Beginning balance	₩	1,523,141	2	216,472	8,662	1,866,729	8,434,982	12,049,988
Changes in scope of consolidation		-	22,733	61,880	-	43,229	528,894	656,736
Acquisitions		478	3,826	30,271	9,000	-	515,219	558,794
Depreciation		(147,859)	(14,530)	(45,120)	-	(168,789)	(940,646)	(1,316,944)
Disposals		(121,177)	-	(33,382)	-	(431,497)	-	(586,056)
Transfer (*1)		6,062	49,493	-	(6,062)	-	(1,206,004)	(1,156,511)
Impairment loss (*2)		-	-	-	-	756	(152,816)	(152,060)
Lease modification		-	-	-	-	-	202,659	202,659
Lease termination		-	-	-	-	-	(1,184,746)	(1,184,746)
Ending balance	₩	1,260,645	61,524	230,121	11,600	1,310,428	6,197,542	9,071,860

(*1)	During the period ended June 30, 2025, the Company transferred Right-of-use assets to investment properties because the Company decided to lease the building to a third party. (Note 10)
(*2)	The Company identified each bakery-café store as a CGU. An impairment loss of 756 thousand won related to the Lotte Jamsil store was reversed due to its disposal, and a new impairm1ent loss of 152.816 thousand won was recognized for the Sidus store.

		2024
		Machinery	Vehicles	Office equipment	Construction- in-progress	Furniture and fixture	Right-of- use assets	Total
		(In thousands of Korean won)
Beginning balance	₩	1,828,023	2	283,292	-	3,330,540	9,425,821	14,867,678
Acquisitions		12,000	-	10,760	-	121,780	353,064	497,604
Depreciation		(164,438)	-	(57,550)	-	(352,373)	(638,850)	(1,213,211)
Disposals		(9,480)	-	-	-	-	-	(9,480)
Lease termination		-	-	-	-	-	(527,732)	(527,732)
Ending balance	₩	1,666,105	2	236,502	-	3,099,947	8,612,303	13,614,859

The classification of depreciation expenses in the statements of comprehensive income for the period ended June 30, 2025 and 2024 are as follows:

		2025	2024
		(In thousands of Korean won)
Cost of revenues	₩	774,367	998,897
Selling, general and administrative expenses		542,577	214,314
Total	₩	1,316,944	1,213,211

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Intangible assets and goodwill

A.	Reconciliation of carrying amount

Details of intangible assets as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025
		Book value	Accumulated amortization	Carrying amount
		(In thousands of Korean won)
Software	₩	487,309	(403,722)	83,587
Brand		5,388,000	(1,100,050)	4,287,950
Contents IP		2,113,319	(139,286)	1,974,033
Goodwill		181,596,343	-	181,596,343
Total	₩	189,584,971	(1,643,058)	187,941,913

		December 31, 2024
		Book value	Accumulated amortization	Carrying amount
		(In thousands of Korean won)
Software	₩	487,309	(376,372)	110,937
Brand		5,388,000	(965,350)	4,422,650
Goodwill		3,267,730	-	3,267,730
Total	₩	9,143,039	(1,341,722)	7,801,317

Details of the changes in intangible assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025
		Software	Brand	Goodwill	Contents IP	Total
		(In thousands of Korean won)
Beginning balance	₩	110,937	4,422,650	3,267,730	-	7,801,317
Changes in scope of consolidation		-	-	191,659,072	2,113,319	193,772,390
Foreign currency translation loss		-	-	(13,330,459)	-	(13,330,459)
Amortization		(27,350)	(134,700)	-	(139,286)	(301,335)
Ending balance	₩	83,587	4,287,950	181,596,343	1,974,033	187,941,913

		Six-month period ended June 30, 2024
		Software	Brand	Goodwill	Total
		(In thousands of Korean won)
Beginning balance	₩	197,547	4,692,050	3,267,730	8,157,327
Amortization		(46,591)	(134,700)	-	(181,291)
Ending balance	₩	150,956	4,557,350	3,267,730	7,976,036

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	Amortization

The classification of amortization in the statements of comprehensive income for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Selling, general and administrative expenses	₩	301,335	181,291

14. Business Combinations

K Enter’s acquisition of Play Company Co., Ltd. (“Play Company”), Solaire Partners LLC (“Solaire”), Apeitda Co., Ltd. (“Apeitda”), The LAMP Co., Ltd. (“Lamp”), Bidangil Pictures Co., Ltd. (“Bidangil”), and Studio Anseilen Co., Ltd. (“Studio,” and collectively, the “Six Korean Entities”) was a closing condition to the Business Combination. On January 3, 2025, K Enter closed the equity purchase for Play Company first and the acquisitions of each of the Six Korean Entities other than Play Company closing subsequently. The acquisition of Play company by K Enter was accounted for in accordance with the acquisition method of accounting under IFRS 3, with Play Company considered to be the acquirer of K Enter. The acquisitions of each of the Six Korean Entities other than Play Company by K Enter post the acquisition of Play Company (“New K Enter”) was accounted for in accordance with the acquisition method of accounting under IFRS 3, with K Enter post the acquisition of Play Company considered to be the acquirer of each of the Six Korean Entities other than Play Company. Under the acquisition method of accounting, the preliminary purchase price was allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with the excess purchase price, if any, allocated to goodwill. Costs related to the transaction were expensed as incurred.

The consideration transferred for the acquisition of interests in each entity is as follows:

-	Play Company Corp.
Acquired 100% of the outstanding shares of Play Company in exchange for 27,787 shares of K enter common stock (Subsequently converted to 8,673,667 shares of KWM) and cash consideration of USD 24,648,370 (Korean Won 36,233,103 thousand). Additional payments in cash will be made to the owner of Play Company if the annual average net profit for fiscal years from 2023 to 2025 reaches specified thresholds, with payments due to the owner of Play Company on January 31, 2027 and January 31, 2028. Furthermore, an additional cash payment may be required if the shares of KWM (into which K Enter common stock converted upon the closing of the Acquisition Merger) are sold during the three-month period following the six-month lock-up at a price below the per-share value at closing, subject to adjustments for subsequent gains or unrealized gains as of December 31, 2026.

-	Lamp Acquired 51.3% of the outstanding shares of Lamp in exchange for 6,668 shares of K Enter common stock (Subsequently converted to 2,081,405 shares of KWM).

-	Bidangil Acquired 53.7% of the outstanding shares of Bidangil in exchange for 4,444 shares of K Enter common stock (Subsequently converted to 1,387,188 shares of KWM).

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

-	Apeitda Acquired 51% of the outstanding shares of Apeitda in exchange for 3,334 shares of K Enter common stock (Subsequently converted to 1,040,703 shares of KWM).

-	Anseilen Acquired 51% of the outstanding shares of Anseilen in exchange for 1,677 shares of K Enter common stock (Subsequently converted to 523,473 shares of KWM).

-	Solaire Partners Acquired 95% of the outstanding shares of Solaire Partners in exchange for 3,103 shares of K Enter common stock (Subsequently converted to 968,598 shares of KWM).

A.	The identifiable net assets acquired and liabilities recognized on acquisition were:

		January 1, 2025 (Deemed acquisition date)
		K enter	Lamp	Bidangil	Apeitda	Anseilen	Solaire Partners	Total
		(In thousands of Korean won)
- Asset
Cash and cash equivalents	₩	490,070	863,927	1,448,485	344,537	361,234	355	3,508,608
Accounts receivable and financial assets (*1)		4,254,387	1,684,662	1,863,496	522,218	54,824	3,314,474	11,694,061
Other non-financial assets		3,128,462	2,656,784	584,523	2,279	586,011	97	6,958,156
Property and equipment including right-of-use assets		77,734	159,538	123,789	220,843	735	74,097	656,736
Intangible assets other than goodwill		-	1,306,583	806,737	-	-	-	2,113,320
Deferred tax assets		-	45,845	-	-	-	-	45,845
Deferred transaction costs		3,163,511	-	-	-	-	-	3,163,511
Others		128,491	130,057	-	-	31	135,943	394,522
Subtotal	₩	11,242,655	6,847,396	4,827,030	1,089,877	1,002,835	3,524,966	28,534,759
- Liabilities
Trade payables and other financial liabilities		8,414,624	2,040,169	911,596	19,112	17,724	1,993,839	13,397,064
Borrowings		1,420,528	1,445,453	-	-	-	207,336	3,073,317
Convertible Note		3,920,244	-	-	-	-	-	3,920,244
Derivative liabilities		590,020	-	-	-	-	-	590,020
Contract liabilities		-	900,000	-	-	-	-	900,000
Lease liabilities		88,488	145,647	123,328	-	-	60,945	418,408
Defined benefit liabilities		-	255,006	-	121,521	7,130	152,368	536,025
Deferred tax liabilities		-	129,352	-	-	-	-	129,352
Others		294,162	428,731	88,928	122,857	1,561,219	134,899	2,630,796
Subtotal		14,728,066	5,344,358	1,123,852	263,490	1,586,073	2,549,387	25,595,226
Fair Value of Identifiable Net Assets		(3,485,411)	1,503,038	3,703,178	826,387	(583,238)	975,579	2,939,533

(*1)	The fair value of trade receivables acquired through the business combination is KRW 172 million. The contractual amount of trade receivables as of the acquisition date is KRW 172 million, and no trade receivables are expected to be uncollectible.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of other receivables acquired through the business combination is KRW 11,522 million. The contractual amount of other receivables as of the acquisition date is KRW 11,522 million, and no other receivables are expected to be uncollectible.

B.	Measurement of fair values:

Assets acquired	Measurement bases
Intangible assets	The fair value is determined by projecting the future cash flows attributable to the specific intangible asset over its expected useful life, deducting contributory asset charges for the use of supporting assets, and discounting the resulting excess earnings to present value using an appropriate discount rate that reflects the risk associated with the asset.

C.	Goodwill:

		January 1, 2025 (Deemed acquisition date)
		K enter	Lamp	Bidangil	Apeitda	Anseilen	Solaire Partners	Total
		(In thousands of Korean won)
Consideration transferred		169,012,604	7,959,688	5,310,988	3,979,845	2,005,971	3,714,183	191,983,279
Fair Value of Net Assets Attributable to the Acquired Interest		(3,485,411)	770,789	1,988,022	421,458	(297,451)	926,800	324,207
- Fair Value of Identifiable Net Assets		(3,485,411)	1,503,038	3,703,178	826,387	(583,238)	975,579	2,939,533
- Non-controlling interest		-	(732,249)	(1,715,156)	(404,929)	285,787	(48,779)	(2,615,326)
Goodwill (*1)	₩	172,498,015	7,188,899	3,322,966	3,558,387	2,303,422	2,787,383	191,659,072

(*1)	The goodwill of KRW 191,659,072 thousand arising from the acquisition is attributable to synergies expected from the combination of operations and the customer base acquired. None of the goodwill recognised is expected to be deductible for income tax purposes.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. Listing expenses

On May 13, 2025, Global Star was reincorporated to Cayman Islands by merging with and into KWM, with KWM remaining as the surviving publicly traded entity (the “Reincorporation Merger”). In connection with the closing of the Reincorporation Merger, (i) each issued and outstanding share of common stock of Global Star, other than Global Star common stock owned by Global Star as treasury shares or any Global Star common stock owned by any direct or indirect wholly owned subsidiary of Global Star, was converted into one ordinary share of KWM (the “KWM Ordinary Share”), (ii) each issued and outstanding warrant of Global Star was converted automatically into a warrant to purchase one KWM Ordinary Share at a price of $11.50 per whole share (the “KWM Warrant”), (iii) each issued and outstanding right of Global Star was converted automatically into a right to receive one-tenth (1/10) of one KWM Ordinary Share at the closing of a business combination (the “KWM Right”), and (iv) each issued and outstanding unit of Global Star was separated and converted automatically into one KWM Ordinary Share, one KWM Warrant, and one KWM Right. At the closing of the Reincorporation Merger, all common stock, warrants, rights, units and other securities of Global Star ceased to be outstanding and were automatically canceled and retired and ceased to exist.

On May 13, 2025, Merger Sub merged with and into K Enter, resulting in K Enter being a wholly owned subsidiary of KWM (the “Acquisition Merger”). In connection with the closing of the Acquisition Merger, (i) each share of K Enter capital stock that was owned by Global Star, Merger Sub and K Enter (as treasury stock or otherwise), was automatically cancelled and retired without any conversion, (ii) each share of K Enter preferred stock issued and outstanding was deemed converted into shares of K Enter common stock, (iii) each share of K Enter common stock issued and outstanding, including shares of K Enter common stock deemed outstanding as a result of the mandatory conversion of K Enter preferred stock, was converted into the right to receive a number of KWM Ordinary Shares equal to the Conversion Ratio, and (iv) each share of Merger Sub common stock issued and outstanding was converted into and become one newly issued, fully paid and nonassessable share of K Enter common stock.

The Business Combination was accounted for as a capital reorganization in accordance with IFRS 2 as KWM does not meet the criteria to be determined a business under IFRS 3. Under this method of accounting, KWM was treated as the acquired company for financial reporting purposes, and New K Enter was treated as the acquirer for financial statement reporting purposes. In such a transaction structure, the difference between the fair value of the assets and liabilities transferred and the fair value of the equity instruments issued at the grant date is recognized in profit or loss as compensation for listing services, rather than as goodwill or a gain from a bargain purchase.

A.	Listing expenses

		May 14, 2025
		(In thousands of Korean won)
Listing expenses
Fair value of shares issued		15,285,412
Fair Value of Identifiable Net Assets		(9,789,813)
Reverse merger impact in the consolidated statement of profit or (loss) due to IFRS 2 accounting treatment	₩	25,075,225

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	The identifiable net assets acquired and liabilities recognized on acquisition were:

		May 14, 2025
		KWM
		(In thousands of Korean won)
- Asset
Cash and cash equivalents		62,655
Others		15,334
Subtotal	₩	77,989
- Liabilities
Trade payables and other financial liabilities		4,792,234
derivative liabilities		357,647
Warrants		1,241,231
Borrowings		3,017,994
Others		458,696
Subtotal	₩	9,867,802
Fair Value of Identifiable Net Assets	₩	(9,789,813)

16. Capital and reserves

A.	Share capital

Details of share capital and share premium as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025		December 31, 2024
	(In Korean won and US Dollar and number of shares)
Number of authorized shares		1,000,000,000		1,000,000,000
Value per share	USD	0.0001	USD	0.0001
Number of shares issued		63,198,090		8,777,645
Common shares(USD)	USD	6,319.80	USD	877.76
Common shares(KRW)	KRW	8,928,731	KRW	1,226,196

i.	Ordinary shares

Holders of these shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ii.	Treasury shares

Details of treasury shares for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025		Six-month period ended June 30, 2024
		Numbers of shares	Carrying amount	Numbers of shares	Carrying amount
		(In Korean won and number of shares)
Beginning balance (*1)	₩	-	-	15,582	27,128,262
Business Combination (*2)		160,000	588,099	-	-
Ending balance	₩	160,000	588,099	15,582	27,128,262

(*1)	As the accounting acquirer, PlayCompany Co., Ltd. held 15,582 shares of its own stock prior to the acquisition merger. Upon completion of the merger, these treasury shares were retired and reclassified as other capital surplus.
(*2)	As a result of the Acquisition Merger, the common shares of KWM held by K Enter were recognized as treasury shares.

B.	Share premium and Other components of equity

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Share premium
Capital surplus (*1)	₩	205,353,734	-
Other components of equity
Other capital surplus (*2)		(56,906,182)	(746,300)
Remeasurements of defined benefit liability		181,516	181,516
Treasury shares		(588,100)	(27,128,262)
Foreign currency translation differences		(12,211,415)	-
Total	₩	(69,524,181)	(27,693,046)

(*1)	Among the costs incurred in connection with the reincorporation merger and acquisition merger, those specifically related to the share exchange and issuance for the existing shareholders of K Enter were accounted for as a deduction from equity. The amount recognized as a deduction from equity KRW 2,769,995 thousand.
(*2)	During the period, treasury shares amounting to KRW 27,128,262 thousand were retired and reclassified as a result of a completion of the merger. In addition, shares amounting to KRW 7,267,859 thousand related to the conversion of convertible bonds, which have not yet been issued, were recognized.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17. Borrowings/payable and Loans/receivable

Borrowings as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Current Liabilities
Short-term borrowings	₩	10,296,121	3,764,000
Current portion of long-term borrowings, net		2,150,907	2,108,956
Current lease liabilities (*)		1,859,391	1,786,577
Total	₩	14,306,419	7,659,533
Non-Current liabilities
Non-current lease liabilities (*)		7,132,941	9,302,661
Total	₩	7,132,941	9,302,661

(*)	The interest rate related to lease liabilities reflects the incremental borrowing rate based on the Company’s credit. The amount of interest expense related to lease liabilities incurred during the six-month period ended June 30, 2025 is Korean Won 322,370 thousand (June 30, 2024: Korean Won 454,773 thousand). Additionally, the amount of short-term lease payments and low-value assets lease payments not included in the measurement of lease liabilities during the six-month period ended June 30, 2025 are Korean Won 327,539 thousand (June 30, 2024: Korean Won 18,829 thousand).

A.	Terms and repayment schedule of Borrowings

The terms and conditions of outstanding borrowings as of June 30, 2025 and December 31, 2024 are as follows:

			June 30, 2025		December 31, 2024
	Nominal interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount
			(In thousands of Korean won)
Secured borrowings (*1)	KORIBOR + 1.75%	20-Dec-25	500,000	500,000	500,000	500,000
Secured borrowings (*2)	6.78%	27-Feb-26	1,000,000	1,000,000	1,000,000	1,000,000
Secured borrowings (*3)	4.69%	26-Jun-26	1,000,000	1,000,000	1,000,000	1,000,000
Secured borrowings (*4)	KORIBOR + 2.39%	16-Sep-25	100,000	6,240	100,000	18,720
Secured borrowings (*5)	4.98%	02-Dec-25	400,000	400,000	400,000	400,000
Unsecured borrowings	4.60%	31-Dec-25	700,000	700,000	700,000	700,000
Unsecured borrowings	4.60%	31-Dec-25	2,200,000	2,144,667	2,200,000	2,090,236
Unsecured borrowings	4.60%	31-Dec-25	164,000	164,000	164,000	164,000
Secured bank loans (*6)	CD + 3.00%	08-May-26	490,000	490,000	-	-
Secured bank loans (*7)	4.48%	23-Sep-25	940,000	895,000	-	-
Secured borrowings (*8)	5.84%	17-Jul-26	300,000	288,610	-	-
Unsecured borrowings (*9)	4.60%	30-Apr-26	313,709	313,709	-	-
Unsecured borrowings (*10)	-	13-May-26	130,214	130,214	-	-
Unsecured borrowings (*11)	-	13-May-26	48,958	48,958	-	-
Unsecured borrowings (*12)	-	31-Jan-27	2,712,800	2,712,800	-	-
Unsecured borrowings (*13)	7.00%	13-Nov-25	1,652,830	1,652,830	-	-
Total			12,652,511	12,447,028	6,064,000	5,872,956

(*1)	As of June 30, 2025, the Company is provided a guarantee of Korean Won 458,526 thousand (December 31, 2024: Korean Won 458,526 thousand) by the CEO of the Company, with a credit limit of Korean Won 500,000 thousand. The Company provided the intellectual property (IP) rights as collateral.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(*2)	As of June 30, 2025, the Company is provided a guarantee of Korean Won 1,200,000 thousand (December 31, 2024: Korean Won 1,200,000 thousand) from the CEO of the Company, with a credit limit of Korean Won 1,000,000 thousand.
(*3)	As of June 30, 2025, the Company is provided a guarantee of Korean Won 900,000 thousand (December 31, 2024: Korean Won 900,000 thousand) by Korea Credit Guarantee Fund, with a credit limit of Korean Won 1,000,000 thousand.
(*4)	As of June 30, 2025, the Company provides machines with a carrying amount of Korean Won 95,047 thousand (December 31, 2024: Korean Won 113,874 thousand) as collaterals for the secured borrowings, which carry a credit limit of Korean Won 100,000 thousand and are repayable under equal amortization terms.
(*5)	As of June 30, 2025, the Company is provided a building as collateral of Korean Won 400,000 thousand (December 31, 2024: Korean Won 480,000 thousand) by the key management personnel, with a credit limit of Korean Won 400,000 thousand.
(*6)	The Company has received a payment guarantee of Korean Won 441,000 thousand from Korea Credit Guarantee Fund as of June 30, 2025.
(*7)	The Company is provided a joint guarantee of Korean Won 1,190,400 thousand by the CEO of the Company as of June 30, 2025. The borrowing will be repaid in monthly installments of 5,000 thousand.
(*8)	As of June 30, 2025, the company is provided a joint and several guarantee of Korean Won 330,000 thousand by the CEO of the company, with a credit limit of Korean Won 300,000 thousand.
(*9)	As of June 30, 2025, the Company has a credit limit of Korean Won 315,000 thousand.
(*10)	As of June 30, 2025, the Company has a credit limit of Korean Won 2,170,240 thousand.
(*11)	As of June 30, 2025, the Company has a credit limit of Korean Won 1,356,400 thousand.
(*12)	As of June 30, 2025, the Company has a short-term borrowing under a non-recourse promissory note, with a credit limit of Korean Won 2,712,800 thousand, under which the Company shall pay 10% or 7% of gross proceeds from specified financings. Any unpaid balance shall be forgiven if no such financing occurs by January 31, 2027.
(*13)	As of May 13, 2025, the Company has a short-term borrowing under a promissory note, with a credit limit of Korean Won 1,652,830 thousand, which requires monthly payments of USD 20,000 starting one month after issuance, applied first to interest and then to principal. Any unpaid balance shall accrue interest at a default rate of 18% per annum if not fully repaid by the maturity date. In connection with the note, 150,000 common shares were issued. Any proceeds from the sale of such shares shall reduce the outstanding principal of the note. Any remaining balance after such offset shall remain payable.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	Terms and collection schedule of Loans

The terms and conditions of outstanding loans as of June 30, 2025 and December 31, 2024 are as follows:

			June 30, 2025		December 31, 2024
	Nominal interest rate	Maturity	Face value	Carrying amount	Face value	Carrying amount
			(In thousands of Korean won)
Cho Mi Kyung (*1)	2.00%	31-Aug-25	400,000	-	400,000	-
Bonanza Pictures (*2)	4.60%	31-Mar-21	30,000	-	30,000	-
Jung Kyung Han	3.00%	14-Sep-23	30,000	30,000	30,000	30,000
YY entertainment (*3)	4.60%	31-Dec-23	150,000	-	150,000	-
Second plan (*4)	4.60%	31-Dec-25	374,400	374,400	394,400	394,400
Rainier (*5)	4.60%	31-Dec-25	150,000	-	150,000	-
Beacon Holdings, Inc. (*4)	4.60%	31-Dec-25	615,000	615,000	225,000	225,000
K-Enter Holdings Korea (*6)	4.60%	23-Dec-25	-	-	95,000	95,000
Studio Cuat (*4)	4.60%	31-Dec-25	43,000	43,000	43,000	43,000
Park, Un Kyoung	-	16-Jan-26	10,000	10,000	-	-
Falling Starlight Limited Company Specializing in The Cultural Industry (“Falling Starlight”) (*7)	-	-	120,054	120,054	-	-
Us and Them Limited Company Specializing in The Cultural Industry (“Us and Them”) (*8)	-	-	31,000	31,000	-	-
Total			1,953,454	1,223,454	1,517,400	787,400

(*1)	The Company recognized a full provision for the balance of loan and accrued interest income. Accrued interest income as of June 30, 2025 and December 31, 2024 are Korean Won 26,685 thousand and Korean Won 26,685 thousand, respectively.
(*2)	The Company recognized a full provision for the balance of loan and accrued interest income. Accrued interest income as of June 30, 2025 and December 31, 2024 are Korean Won 7,296 thousand and Korean Won 7,296 thousand, respectively.
(*3)	The Company recognized a full provision for the balance of loan and accrued interest income. Accrued interest income as of June 30, 2025 and December 31, 2024 are Korean Won 6,333 thousand and Korean Won 6,333 thousand, respectively.
(*4)	The contract is automatically extended by one year if the loan is not collected until maturity date.
(*5)	The Company recognized a full provision for the balance of loan and accrued interest income as of December 31, 2024. Accrued interest income as of June 30, 2025 and December 31, 2024 are Korean Won 3,789 thousand and Korean Won 3,789 thousand, respectively.
(*6)	As a result of the business combination, this amount has been eliminated as an intercompany transaction in the consolidated financial statements.
(*7)	The loan is contractually repayable upon the liquidation of the Falling Starlight.
(*8)	The loan is contractually repayable prior to the release date of the film.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. Financial Instruments – Fair values and risk management

A.	Accounting classifications and fair values

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

The carrying amounts of financial instruments by category as of June 30, 2025 are as follows:

		Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (short-term) (*)	₩	25,674	-	25,674	-	25,674
Guaranteed Return Insurances (long-term) (*)		308,830	-	308,830	-	308,830
Short-term investment securities		450,680	-	450,680	-	450,680
Long-term investment securities		3,439,262	245,104	-	3,194,157	3,439,262
Total	₩	4,224,446	245,104	785,184	3,194,157	4,224,446

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

		Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial liability at fair value
Financial Guarantee Liability	₩	1,286	-	1,286	-	1,286
Warrants		1,740,565	1,740,565	-	-	1,740,565
Current derivative liabilities		1,024,823	-	-	1,024,823	1,024,823
Total	₩	2,766,674	1,740,565	1,286	1,024,823	2,766,674

The carrying amounts of financial instruments by category as of December 31, 2024 are as follows:

		Fair value	Level 1	Level 2	Level 3	Total
		(In thousands of Korean won)
Financial assets at fair value
Guaranteed Return Insurances (short-term) (*)	₩	13,524	-	13,524	-	13,524
Guaranteed Return Insurances (long-term) (*)		322,538	-	322,538	-	322,538
Long-term investment securities		730,390	143,992	-	586,398	730,390
Total	₩	1,066,452	143,992	336,062	586,398	1,066,452

(*)	The fair value of guaranteed return insurances classified at Level 2 in the fair value hierarchy is determined using an evaluation of surrender proceeds received from financial institutions.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details of the changes in financial instruments for the years ended June 30, 2025 are as follows:

		Long-term investment securities
		(In thousands of Korean won)
Financial assets at fair value
Beginning balance	₩	-
Changes in scope of consolidation		3,199,114
Disposals (*1)		(2,398)
Valuation (*2)		(2,558)
Ending balance	₩	3,194,157

(*1)	In 2025, the Company received a return of principal from a project investment directly made by the Company.
(*2)	Unlisted stocks were revalued on June 30, 2025.

		Current derivative liabilities
		(In thousands of Korean won)
Financial liability at fair value
Beginning balance	₩	-
Changes in scope of consolidation		947,666
Issuance		389,964
Exercised		(1,269,932)
Valuation		1,049,560
Foreign exchange differences		(92,435)
Ending balance	₩	1,024,823

B.	Measurement of fair values

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical asset or liability

●	Level 2: all inputs other than quoted prices included in Level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability

●	Level 3: unobservable inputs for the asset or liability.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of group-specific information. At this time, if all the significant input variables required to measure the fair value are observable, the financial instruments are classified as Level 2.

If more than one significant input variable is not based on observable market information, the item is included in Level 3.

For the purpose of measuring fair value under Level 2 and Level 3 of the fair value hierarchy, the valuation techniques used and the significant unobservable inputs are as follows:

Category	Valuation Technique	Significant Unobservable Inputs	Relationship between Fair Value and Unobservable Inputs
Project investment	Cost Model (*)	-	-
Derivative liabilities (Conversion Option)	Probability Weighted Expected Return Model (PWERM) with Monte Carlo simulation	Volatility (June 30, 2025: 30.7% ~ 33.8%)	Estimated fair value increases (decreases) as expected volatility increases (decreases).
Derivative liabilities (EF Hutton)	Monte Carlo Simulation (Discounted Cash Flow)	Volatility (June 30, 2025: 33.4%)	Estimated fair value increases (decreases) as expected volatility increases (decreases).

(*)	Project Investments are related to investments in movie making projects. Due to the inability to reasonably assume the future cash flow, management believes that Cost Model best represents the fair value of these financial instruments.

19. Convertible notes

In connection with the Business Combination consummated during the current period, the Company recognized $3.0 million in aggregate principal amount of convertible senior unsecured notes previously issued by K Enter. In May 2025, the Company issued an additional $5.15 million in aggregate principal amount of convertible senior unsecured notes. The convertible notes contain a right to convert the notes into the common shares. The Company accounted the embedded conversion features associated with the convertible notes separately from the host contract as the economic characteristics and risks of the embedded conversion feature are not closely related to the economic characteristics and risks of the host contract. The Company accounted the embedded conversion feature as a derivative instrument and periodically measures its fair value in accordance with IFRS 9. The Company determined the carrying amount of the convertible notes for the difference between the fair value of the embedded conversion features and the principal amount of the convertible notes. The difference between the carrying value and principal amount of the convertible notes represents the discount on notes that was amortized to interest expense over the terms of the convertible notes using the effective interest rate method.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Details of convertible notes issued and outstanding as of June 30, 2025 and 2024 are as follows:

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Original amount	₩	4,408,300	-
Discount on Notes		(378,684)	-
Convertible Notes (Current)	₩	4,029,616	-

Amounts recognized in profit or loss and changes in fair value of derivative liabilities at fair value through profit or loss for the period ended June 30, 2025 are as follows:

		1st	2nd	3rd	4th	5th	6th	Total
		(In thousands of Korean won)
Balance at 1 January	₩	-	-	-	-	-	-	-
Changes in scope of consolidation		442,514	147,506	-	-	-	-	590,020
Issuance		-	86,046	72,640	90,973	81,845	58,460	389,964
Exercised		-	(503,865)	(329,682)	(235,315)	(201,070)	-	(1,269,932)
Adjustment to fair value		(29,497)	295,380	270,360	153,079	126,609	67,329	883,260
Foreign exchange differences		(32,719)	(25,067)	(13,318)	(8,737)	(7,384)	(5,210)	(92,435)
Balance at 30 June	₩	380,298	-	-	-	-	120,579	500,877

Details of the convertible notes issued by the Company and outstanding as of June 30, 2025 are as follows:

Series	1st	2nd(*)	3rd(*)
Type	Convertible Notes	Convertible Notes	Convertible Notes
Issuance amount($)	2,250,000	1,500,000	1,000,000
Coupon rate (%)	3%	3%	3%
Issuance date	2024-06-04/2024-10-03/2024-10-18	2024-06-05/2024-12-30/2025-05-13	2025-05-14
Maturity date	3 years from issue date	3 years from issue date	2028-05-13
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Series	1st	2nd(*)	3rd(*)
Conversion price

●

Conversion before the business combination:

Before the consummation of the Business Combination, the holders shall be entitled to convert the Pre-PIPE Notes into ordinary shares in the Company at the conversion price of $1,200 per share (the Pre-Merger Conversion Price).

Upon the consummation of the Business Combination, 1 ordinary share of the Company shall be converted into 300 ordinary shares (1 share is worth $10.00) of a combined entity (the Combined Entity).

●

Conversion after the business combination

Upon the consummation of the Business Combination, the Pre-PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the Pre- PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

60% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $4 per share.

●

Conversion before the business combination:

Before the consummation of the Business Combination, the Investor shall be entitled to convert the Pre-PIPE Notes into ordinary shares in the Company at the conversion price of $1,200 per share (the Pre-Merger Conversion Price).

Upon the consummation of the Business Combination, 1 ordinary share of the Company shall be converted into 300 ordinary shares (1 share is worth $10.00) of a combined entity (the Combined Entity).

●

Conversion after the business combination

Upon the consummation of the Business Combination, the Pre-PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the Pre- PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

60% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $4 per share.

●

Conversion after the business combination:

Upon the consummation of the Business Combination, the PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

50% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $5 per share.

(*)	In June 2025, the entire principal amount of the convertible notes was fully converted into common stock; however, the related common shares had not been issued as of June 30, 2025.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Series	4th(*)	5th(*)	6th
Type	Convertible Notes	Convertible Notes	Convertible Notes
Issuance amount($)	1,000,000	1,400,000	1,000,000
Coupon rate (%)	3%	3%	3%
Issuance date	2025-05-14	2025-05-14	2025-05-14
Maturity date	2028-05-13	2028-05-13	2028-05-13
Principal redemption	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed	1. Redemption at maturity: Redeemed on the maturity date, at their outstanding principal amount, which has not been early redeemed
Conversion price

●

Conversion before the business combination:

Before the consummation of the Business Combination, the holders shall be entitled to convert the PIPE Notes into ordinary shares in the Company at the conversion price of $10 per share (the Post-Merger Conversion Price).

●

Conversion before the business combination:

Before the consummation of the Business Combination, the holders shall be entitled to convert the PIPE Notes into ordinary shares in the Company at the conversion price of $10 per share (the Post-Merger Conversion Price).

●

Conversion before the business combination:

Before the consummation of the Business Combination, the holders shall be entitled to convert the PIPE Notes into ordinary shares in the Company at the conversion price of $10 per share (the Post-Merger Conversion Price).

●

Conversion after the business combination:

Upon the consummation of the Business Combination, the PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

50% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $5 per share.

●

Conversion after the business combination:

Upon the consummation of the Business Combination, the PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

50% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $5 per share.

●

Conversion after the business combination:

Upon the consummation of the Business Combination, the PIPE Notes shall be a part of the Combined Entity and the Investor shall be entitled to convert the PIPE Notes into ordinary shares in the Combined Entity at the conversion price of $10 per share (the Post-Merger Conversion Price).

The Post-Merger Conversion Prices shall be adjusted downwardly to the greater of the following:

●

50% discount to the 5-day average of the volume-weighted average prices of ordinary shares over 5 consecutive trading days following the conversion notice date; and

●

Floor price of $5 per share.

(*)	In June 2025, the entire principal amount of the convertible notes was fully converted into common stock; however, the related common shares had not been issued as of June 30, 2025.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20. Non-controlling interests

A.	Summary of financial statements

Summary of financial statements of the Company’s subsidiaries that has material non-controlling interests, before any intercompany transaction eliminations for the six month period ended June 30, 2025 is as follows:

		Play F&B Co., Ltd.	LAMP	Bidangil	Apeitda	Anseilen	Solaire
		(In thousands of Korean won)
NCI percentage	₩	32.90%	48.72%	46.32%	49.00%	49.00%	5.00%
Current assets		1,738,290	2,674,462	2,514,743	265,397	5,521,011	2,147,130
Non-current assets		8,844,377	2,593,861	759,298	733,098	531,877	1,084,145
Current liabilities		10,802,463	4,694,841	358,403	141,023	4,577,829	2,365,621
Non-current liabilities		6,655,752	918,360	11,592	129,439	2,114,224	316,326
Net assets		(6,875,548)	(344,878)	2,904,046	728,033	(639,165)	549,328
Revenue	₩	6,390,493	3,951,666	534,544	-	1,521,130	218,469
Profit (loss)		(1,059,566)	(670,684)	7,604	(98,353)	(55,927)	(426,251)
Total comprehensive income		(1,059,566)	(670,684)	7,604	(98,353)	(55,927)	(426,251)
Cash flows from operation activities		(330,800)	324,268	(630,871)	(81,147)	3,895,436	274
Cash flows from investment activities		128,896	(3,815)	540,375	(280)	(27,195)	87,582
Cash flows from financing activities		114,890	(133,896)	(86,875)	-	-	(87,324)
Effect of exchange rate changes on cash and cash equivalents		-	-	-	(1)	-	-
Net increase(decrease) in cash and cash equivalents		(87,014)	186,557	(177,371)	(81,428)	3,868,241	532

Summary of financial statements of the Company’s subsidiary that has material non-controlling interest, before any intercompany transaction eliminations for the six month period ended June 30, 2024 is as follows:

		Play F&B Co., Ltd.
		(In thousands of Korean won)
NCI percentage	₩	32.90%
Current assets		1,992,680
Non-current assets		15,419,473
Current liabilities		6,844,713
Non-current liabilities		13,765,248
Net assets		(3,197,808)
Revenue	₩	7,502,210
Profit (loss)		(439,162)
Total comprehensive income		(439,162)
Cash flows from operation activities		781,305
Cash flows from investment activities		(78,568)
Cash flows from financing activities		(613,939)
Net increase(decrease) in cash and cash equivalents		88,798

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	Movement in NCI

Movement in NCI for the six month period ended June 30, 2025 is as follows:

		Play F&B Co., Ltd.	LAMP	Bidangil	Apeitda	Anseilen	Solaire	Total
		(In thousands of Korean won)
Net assets attributable to NCI at beginning of the year	₩	(590,774)	-	-	-	-	-	(590,774)
Acquisition Merger		-	732,250	1,715,156	404,929	(285,787)	48,779	2,615,327
Profit allocated to NCI		(383,287)	(362,589)	(24,095)	(48,193)	(27,404)	(23,387)	(868,955)
Net assets attributable to NCI at the end of the year		(974,061)	369,661	1,691,061	356,736	(313,191)	25,392	1,155,598

Movement in NCI for the year ended June 30, 2024 is as follows:

		Play F&B Co., Ltd.
		(In thousands of Korean won)
Net assets attributable to NCI at beginning of the year	₩	411,556
Profit allocated to NCI		(279,366)
Net assets attributable to NCI at the end of the year		132,190

21. Leases

A.	Leases as lessee

The Company leases buildings and vehicles. The leases typically run for a period of 1 ~5 years, with an option to renew or terminate the lease after that date. The Company also leases water purifiers, copy machines, and others with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Company has elected not to recognize right-of-use assets and lease liabilities for these leases. Information about leases for which the Company is a lessee is presented below.

i.	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property and equipment.

Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of June 30, 2025 and December 31, 2024 are as follows:

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Right-of-use assets (Acquisition price)
Buildings	₩	11,232,144	13,168,074
Vehicles		643,839	548,856
Total	₩	11,875,983	13,716,930

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Right-of-use assets (Accumulated depreciation)
Buildings	₩	(5,059,588)	(4,895,688)
Vehicles		(249,573)	(169,795)
Total	₩	(5,309,161)	(5,065,483)

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Right-of-use assets (Accumulated impairment loss)
Buildings	₩	(369,280)	(216,464)
Total	₩	(369,280)	(216,464)

		June 30, 2025	December 31, 2024
		(In thousands of Korean won)
Right-of-use assets (Net book value)
Buildings	₩	5,803,276	8,055,922
Vehicles		394,267	379,061
Total	₩	6,197,543	8,434,983

Changes in right-of-use assets for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025
		Building	Vehicles	Total
		(In thousands of Korean won)
Beginning balance	₩	8,055,922	379,060	8,434,982
Changes in scope of consolidation		444,531	84,364	528,895
Depreciation		(870,030)	(70,616)	(940,646)
Acquisitions		513,417	1,802	515,219
Transfer		(1,156,511)	(49,493)	(1,206,004)
Impairment loss		(152,816)	-	(152,816)
Lease termination		(1,184,053)	(693)	(1,184,746)
Lease modification		152,816	49,843	202,659
Ending balance	₩	5,803,276	394,267	6,197,543

		Six-month period ended June 30, 2024
		Building	Vehicles	Total
		(In thousands of Korean won)
Beginning balance	₩	9,268,936	156,885	9,425,821
Depreciation		(602,554)	(36,296)	(638,850)
Acquisitions		56,084	296,980	353,064
Lease termination		(527,731)	-	(527,731)
Ending balance	₩	8,194,735	417,569	8,612,304

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ii.	Amounts recognized in profit or loss

Amounts recognized in profit or loss for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Interest expense relating to lease liabilities (included in finance cost)	₩	284,406	454,773
Expense relating to short-term leases		320,507	9,880
Expense relating to leases of low-value assets excluding short-term leases		7,032	8,949
Gains on disposal of right-of-use assets		633,794	96,251
Expense relating to variable lease payments not included in the measurement of lease liabilities		141,390	259,140
Impairment loss on right-of-use asset	₩	(152,816)	-

iii.	Amounts recognized in statement of cash flows

Amounts recognized in statements of cash flows for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Total cash outflows of leases	₩	1,806,971	1,572,970

iv.	Extension options

Some property leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

v.	Variable lease payments

The Company has entered into a contract to pay revenue-based rent payment for a several lease agreements. If the revenue of the store that entered into the contract increase, the rent to be paid may proportionally increase. According to the contract, it is expected that 9 to 18% of sales will be paid.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	Leases as lessor

i.	Operating lease

The Company leases out its investment property consisting of its leased property.

The Company has classified these leases as operating leases because they do not transfer substantially all the risk and rewards incidental to the ownership of the assets. Note 10 sets out information about the operating leases of investment property.

Rental income recognized by the Company for the six-month periods ended June 30, 2025 was Korean Won 98,943 thousand (2024: Korean Won 42,914 thousand).

Maturity analysis of lease payments, showing the undiscounted lease payments to be received after June 30, 2025 and 2024 as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Less than 1 year	₩	263,441	832,031
1 ~ 2 years		99,000	132,728
Total	₩	362,441	964,759

22. Commitments

A.	Key commitments

Key commitments the Company has entered into with financial institutions and others as of June 30, 2025 are as follows:

Financial institutions	Categories		Credit limit	Borrowings amount
			(In thousands of Korean won)
Industrial Bank of Korea	Small and medium-sized enterprise financing (*1)	₩	2,000,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing (*2)		500,000	500,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*3)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*4)		100,000	6,240
Industrial Bank of Korea	Small and medium-sized enterprise financing (*5)		400,000	400,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*6)		1,000,000	1,000,000
Woori Bank	Corporate operating borrowings (*7)		490,000	490,000
Woori Bank	Corporate operating borrowings (*8)		940,000	895,000
KB Kookmin Bank	Overdraft loan (*9)		300,000	288,610
Total		₩	6,730,000	4,579,850

(*1)	The Company is provided a joint guarantee of Korean Won 2,400,000 thousand by the Director of the Company.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(*2)	The Company is provided a joint guarantee of Korean Won 458,526 thousand by the Director of the Company. Also, the Company provides intellectual property (IP) rights of Korean Won 600,000 thousand as collateral for the borrowing.
(*3)	The Company is provided a guarantee of Korean Won 900,000 thousand by Korea Credit Guarantee Fund.
(*4)	The Company provides Korean Won 95,047 thousand of machinery as collateral for the borrowing.
(*5)	The Company is provided a building as collateral of Korean Won 400,000 thousand for the borrowings by the key management personnel.
(*6)	The Company is provided a joint guarantee of Korean Won 1,200,000 thousand by the Director of the Company.
(*7)	The Company has received a payment guarantee of Korean Won 441,000 thousand from Korea Credit Guarantee Fund as of June 30, 2025.
(*8)	The Company is provided a joint guarantee of Korean Won 1,190,400 thousand by the CEO of the Company as of June 30, 2025.
(*9)	The Company is provided a joint guarantee of Korean Won 330,000 thousand by the CEO of the Company as of June 30, 2025.

The Director of the Company provides a joint guarantee for the vehicle lease to Mirae Asset Securities as of June 30, 2025.

The Company has a credit limit of Korean Won 315,000 thousand under an unsecured borrowing agreement with a nominal interest rate of 4.60%, maturing on April 30, 2026. As of June 30, 2025, Korean Won 313,709 thousand has been utilized under this facility. The Company has a credit limit of Korean Won 2,170,240 thousand under an unsecured borrowing agreement, maturing on May 13, 2026. As of June 30, 2025, Korean Won 130,214 thousand has been utilized under this facility. The Company has a credit limit of Korean Won 1,356,400 thousand under an unsecured borrowing agreement, maturing on May 13, 2026. As of June 30, 2025, Korean Won 48,958 thousand has been utilized under this facility. Unused portions of these credit facilities remain available to the Company.

Key commitments the Company has entered into with financial institutions and others as of December 31, 2024 are as follows:

Financial institutions	Categories		Credit limit	Borrowings amount
			(In thousands of Korean won)
Industrial Bank of Korea	Small and medium-sized enterprise financing (*1)	₩	2,000,000	-
Industrial Bank of Korea	Small and medium-sized enterprise financing (*2)		500,000	500,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*3)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*4)		1,000,000	1,000,000
Industrial Bank of Korea	Small and medium-sized enterprise financing (*5)		100,000	18,720
Industrial Bank of Korea	Small and medium-sized enterprise financing (*6)		400,000	400,000
Shinhan Bank	Revolving credit (*7)		500,000	-
Total		₩	5,500,000	2,918,720

(*1)	The Company is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Company.
(*2)	The Company is provided a joint guarantee of Korean Won 458,526 thousand by the CEO of the Company. Also, the Company provides intellectual property (IP) rights of Korean Won 676,000 thousand as collateral for the borrowing.
(*3)	The Company is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Company.
(*4)	The Company is provided a guarantee of Korean Won 900,000 thousand by Korea Credit Guarantee Fund.
(*5)	The Company provides Korean Won 113,874 thousand of machinery as collateral for the borrowing.
(*6)	The Company is provided a building as collateral of Korean Won 480,000 thousand for the borrowings by the key management personnel.
(*7)	The Company is provided a joint guarantee of Korean Won 600,000 thousand by the CEO of the Company.

The CEO of the Company provides a joint guarantee for the vehicle lease to Mirae Asset Securities as of December 31, 2024.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	Shareholders’ agreement in relation to the Share Purchase Agreement of Play Company Co., Ltd.

The Company entered into a Share Purchase Agreement on March 31, 2023 (which became effective on January 3, 2025) with the Cho, Hyungseok, CEO of Play Company Co., Ltd. The agreement includes option rights and earn-out provisions as follows:

	Equity Price Protection Right	Earn-out
Exercise right holder	Cho, Hyungseok (CEO of Play Company Co., Ltd.)	Cho, Hyungseok (CEO of Play Company Co., Ltd.)

Exercise right obligor	Buyer (K Enter)	Buyer (K Enter)

Object of exercise	KWM shares received as consideration (listed on Nasdaq)	Additional purchase price adjustment based on Play Company’s average net profit for FY2023–FY2025

Exercise period	During 3 months following 6-month lock-up expiration	Settlement due on Jan 31, 2027 and Jan 31, 2028

Exercise price / Settlement basis	Buyer to compensate Seller for any shortfall if shares sold below initial value; adjusted for gains realized/distributable up to December 31, 2026.	If the achievement rate is less than 75% or greater than 125% of the target of Korean Won 16.14 billion, the settlement amount will be calculated as the achieved percentage multiplied by Korean Won 9.05 billion. If the achievement rate falls between 75% and 125%, the settlement amount will be a fixed Korean Won 9.05 billion per year.

As of June 30, 2025, liabilities related to Equity Price Protection Right (which is accounted under share based payment and classified as employes benefits liabilities in the Consolidated financial statements) and Earn-out provision (which is classified as employes benefits liabilities in the Consolidated financial statements) amount to Korean Won 3,017,591 thousand and Korean Won 1,157,325 thousand.

C.	Standby Equity Purchase Agreement (“SEPA”)

On June 3, 2025, the Company entered into a Standby Equity Purchase Agreement with Bitcoin Strategic Reserve LLC (the “Investor”). Under the SEPA, the Company has the right, but not the obligation, to direct the Investor to purchase, from time to time during a commitment period of 36 months from the effective date, newly issued ordinary shares of the Company having an aggregate purchase price of up to US$500 million (the “Commitment Amount”). The purchase price for the ordinary shares to be issued under the SEPA is based on 97.5% of the volume weighted average price of the Company’s ordinary shares during the applicable pricing period, subject to a minimum acceptable price as determined by the Company. The Investor’s ownership of the Company’s ordinary shares is limited to 4.99% at any time, and issuances under the SEPA are further subject to the 19.99% cap under Nasdaq listing rules unless shareholder approval is obtained. In connection with the execution of the SEPA, the Company agreed to pay the Investor a structuring fee of US$25,000 and to issue a certain number of commitment shares as consideration. The SEPA also requires the Company to maintain an effective registration statement with the SEC covering the resale of the ordinary shares issued thereunder. The SEPA may be terminated earlier upon mutual consent, upon full utilization of the Commitment Amount, or by the Company with prior notice, provided certain conditions are satisfied.

As of June 30, 2025, no share was issued under SEPA.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

D.	Guarantees by individuals

Details of guarantees provided by individuals other than related parties as of June 30, 2025 are as follows:

Guaranteed by	Details of guarantee		Guarantee limit
			(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	613,588
Korea credit guarantee fund	Loan guarantee		900,000
Korea credit guarantee fund	Payment guarantee		441,000
Total		₩	1,513,588

Details of guarantees provided by individuals other than related parties as of December 31, 2024 are as follows:

Guaranteed by	Details of guarantee		Guarantee limit
			(In thousands of Korean won)
Seoul Guarantee Insurance Company	Performance guarantee, etc.	₩	814,371
Korea credit guarantee fund	Loan guarantee		900,000
Total		₩	1,714,371

E.	List of assets provided as collateral

List of assets that the Company provided as collateral as of June 30, 2025 and December 31, 2024 are as follows:

	Counterparty receiving the collateral	usage restrictions		June 30, 2025	December 31, 2024
				(In thousands of Korean won)
Short-term financial instruments	Industrial Bank of Korea	Provided as collateral for employee loans (*)	₩	300,000	300,000
Machinery	Industrial Bank of Korea	Provided as collateral for short-term borrowings		95,047	113,874

(*1)	The Company provided a joint guarantee of Korean Won 231,000 thousand as of June 30, 2025 (December 31, 2024 Korean Won 231,000 thousand)

The Company provides intellectual property (IP) rights as collateral for the borrowing.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F.	Amount of investment agreement

The outstanding balances of contributions according to the investment agreements as of June 30, 2025 are as follows:

June 30, 2025		Total amount of investment agreement	Cumulative investment	Outstanding Balance
		(In thousands of Korean won)
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.1	₩	200,000	200,000	-
SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2		220,000	88,000	132,000
Solaire Culture Plus Fund		300,000	300,000	-
Solaire Main Movie Fund		300,000	300,000	-
Total	₩	1,020,000	888,000	132,000

G.	Other commitments and settlements of liabilities

Previously, Global Star, which was dissolved following the merger with KWM on May 13, 2025, was originally obligated to pay USD 3,220,000 in deferred underwriting commission to EF Hutton LLC (Currently, D-Boral Capital LLC (“D Boral”),) pursuant to an agreement dated September 19, 2022. This liability was subsequently restructured on November 5, 2024, through a Satisfaction and Discharge of Indebtedness Agreement. The settlement included the following:

1)	a partial cash payment of USD 500,000 (Remaining balance of Korean Won 474,740 thousand is included in trade and other payables as of June 30, 2025)

2)	the issuance of 50,000 ordinary shares valued at USD 500,000 (Remaining balance of Korean Won 523,946 thousand is included in current derivatives liabilities as of June 30, 2025)

3)	and the settlement of USD 2,000,000 through a non-recourse promissory note. (Remaining balance of Korean Won 2,712,800 thousand is included in short term borrowings as of June 30, 2025)

Previously, K Enter, which was acquired following the merger with KWM on May 13, 2025, was obligated to pay USD 2,218,541.80 in legal fees to Loeb & Loeb LLP for DeSPAC-related services under an engagement letter dated April 24, 2023. This obligation was modified by a Fee Deferral Agreement entered into on May 13, 2025. Under the new terms, the Company paid USD 1,000,000 in cash during the current period and settled the remaining USD 1,218,541.80 with a short-term promissory note that accrues interest at 7% per annum and matures on November 13, 2025. As of June 30, 2025, the remaining balance of Korean Won 1,652,830 thousand is included in Short-term borrowings, in relation to promissory note. In addition, the Company issued 150,000 common shares to Loeb & Loeb LLP, with the provision that any proceeds from the sale of these shares will directly reduce the outstanding principal of the promissory note.

H.	Legal Proceeding

As of June 30, 2025, the injunction lawsuit in which the Company had been involved as a defendant at the end of the prior fiscal year, seeking to suspend the effectiveness of a contract termination, was dismissed on May 27, 2025, and the claimed amount was confirmed as zero on June 30, 2025, resulting in a favorable outcome for the Company. Subsequently, the plaintiff filed a new lawsuit with the Seoul Central District Court against the Company for confirmation of contract termination and damages. As of the end of the current interim period, the Company is involved in the new proceeding as a defendant, and the total claimed amount is KRW 100 million. The outcome of the lawsuit is currently not reasonably predictable, and the timing and amount of any potential outflow of resources are uncertain. However, the Group believes that the ultimate resolution of this matter is not expected to have a material adverse effect on its financial statements for the current interim period.

The Company is currently a defendant in litigation with RBDK Co., Ltd.(“RBDK”) relating to the early termination of a building lease agreement originally entered into on May 1, 2022 and scheduled to expire on May 1, 2027. In connection with the lease commencement, the Company received an Tenant Improvement allowance of Korean Won 1,076.1 million. Following the termination of the lease, RBDK has initiated a claim for the return of the allowance. Based on an assessment of the remaining lease term and consultation with legal counsel, management has determined that the Company is more likely than not to be required to settle part of the claim. As of June 30, 2025, the Company has recognized a litigation provision of Korean Won 526.5 million in its consolidated financial statements, representing the estimated outflow of resources required to settle the obligation.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23. Statement of Cash flows

Adjustments for income and expenses from operating activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Depreciation	₩	1,379,532	1,491,154
Amortization		301,335	181,291
Impairment loss		152,816	-
Reversal of bad debt expenses		(32,010)	85,069
Other Bad debt expenses		146,620	306,333
Losses on valuation of short-term investment securities		-	26,287
Losses on valuation of long-term investment securities		3,642	-
Losses on disposal of long-term investment securities		2,140,764	-
Gains on valuation of short-term investment securities		(89,417)	(13,347)
Losses on disposal of short-term investment securities		5,917	-
Gains on valuation of short-term financial instruments		(513)	(33)
Inventory valuation loss		-	205,324
Losses on foreign currency translation		9,580	177,541
Gains on foreign currency translation		(127,724)	(6,121)
Gains on disposal of right-of-use assets		(633,794)	(96,251)
Losses on disposal of property and equipment		562,158	3,480
Gains on disposal of property and equipment		(2,113)	(6,100)
Interest expenses		765,712	657,385
Interest income		(189,443)	(147,965)
Dividend income		(2,258)	(1,463)
Miscellaneous expenses		451	-
Miscellaneous income		(2,206)	-
(Reversal of) Share-based payments expenses		3,158,920	24,022
Change in fair value of warrants		545,934	-
Listing expenses		25,075,225	-
Severance Benefits		269,017	270,697
Losses on valuation of derivative instruments		930,595	-
Tax expenses		(6,788)	(61,343)
Losses on valuation of securities under equity method		6,679	-
Investment expenses		3,566	-
Gain on valuation of derivative instruments		(28,415)	-
Gains on valuation of long-term financial instruments		(35,873)	-
Reversal of inventory valuation loss		(206,887)	-
(Reversal of) Gains on valuation of long-term investments		(2,885)	-
Investment revenue		(1,008)	-
Total	₩	34,097,129	3,095,960

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Changes in assets and liabilities from operating activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Other non-current non-financial assets	₩	301,257	373,553
Other current non-financial liabilities		(500,350)	833,326
Other current assets		-	(6,922,634)
Accounts receivable — trade, net		3,738,476	3,716,013
Accounts receivable — other, net		(145,192)	39,821
Trade and other payables		860,421	(1,097,399)
Inventories, net		(1,024,843)	(1,200,523)
Defined benefit liabilities		-	(305,845)
Contract liabilities		4,275,939	-
Value added tax receivables		(324)	(432,924)
Other current liabilities		2,278,353	-
Trade and other payables		(6,284,766)	-
Other non-current financial assets		(1,747,351)	-
Trade and other payables		(53,195)	-
Liabilities due to payment of benefits		(200,307)	-
Contract assets		857,206	-
Long-term investment securities		(997,602)	-
Total	₩	1357,542	(4,996,612)

Significant non-cash transactions for the six-month periods ended June 30, 2025 and 2024 are as follows:

	Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
	(In thousands of Korean won)
Reclassification of Long-term borrowings	-	12,480
Reclassification of Non-current lease liabilities	1,154,421	663,507
Increase in Lease liabilities	370,159	297,797
Reclassification of Long-term loans	10,000	-
Reclassification of Investment properties	1,160,468	-
Reclassification of Long-term Non-trade receivables	50,000	-
Offset of deferred transaction cost against equity	2,998,727	-
Issuance of shares due to Business combination	211,009,849	-
Conversion of convertible bonds	7,267,859	-

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The movements of liabilities to cash flows arising from financing activities for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Short-term borrowings	Current portion of long-term borrowings	Long-term borrowings	Current Convertible notes	Current lease liabilities	Non-current lease liabilities	Total
		(In thousands of Korean won)
Balance at 1 January 2024	₩	3,330,000	24,960	2,008,041	-	1,630,482	12,878,027	19,871,510
Changes from financing cash flows								-
Proceeds from borrowings		80,000	-	-	-	-	-	80,000
Repayment of borrowings		(40,000)	(12,480)	-	-	-	-	(52,480)
Payment of lease liabilities		-	-	-	-	(840,227)	-	(840,227)
Reclassification		-	12,480	(12,480)	-	663,507	(663,507)	-
Total	₩	40,000	-	(12,480)	-	(176,720)	(663,507)	(812,707)
Other changes
New leases		-	-	-	-	297,797	-	297,797
Lease termination/lease modification		-	-	-	-	(94,422)	(489,933)	(584,355)
Interest expense		-	-	50,872	-	454,773	-	505,645
Interest paid		-	-	-	-	(454,773)	-	(454,773)
Total	₩	-	-	50,872	-	203,375	(489,933)	(235,686)
Balance at 30 June 2024	₩	3,370,000	24,960	2,046,433	-	1,657,137	11,724,587	18,823,117
Balance at 1 January 2025	₩	3,764,000	2,108,956	-	-	1,786,577	9,302,661	16,962,194
Changes from financing cash flows								-
Proceeds from borrowings		766,783	-	-	7,149,579	-	-	7,916,362
Repayment of borrowings		(892,128)	(12,480)	-	-	-	-	(904,608)
Payment of lease liabilities		-	-	-	-	(1,117,772)	-	(1,117,772)
Reclassification		-	-	-	-	1,159,437	(1,159,437)	-
Total	₩	(125,345)	(12,480)	-	7,149,579	41,665	(1,159,437)	5,893,982
Other changes
Changes in scope of consolidation		7,566,108	-	-	3,920,244	250,806	110,883	11,848,041
Foreign exchange differences		(908,642)	-	-	(259,179)	49	2	(1,167,770)
Conversion of Convertible Bonds to Common Stock		-	-	-	(6,762,471)	-	-	(6,762,471)
Other non-cash transactions		-	54,431	-	(101,730)	-	-	(47,299)
New leases		-	-	-	-	-	370,159	370,159
Lease termination/lease modification		-	-	-	-	(219,706)	(1,491,327)	(1,711,033)
Interest expense		56,741	-	-	83,173	284,406	-	424,320
Interest paid		(56,741)	-	-	-	(284,406)	-	(341,147)
Total	₩	6,657,466	54,431	-	(3,119,963)	31,149	(1,010,283)	2,612,800
Balance at 30 June 2025	₩	10,296,121	2,150,907	-	4,029,616	1,859,391	7,132,941	25,468,976

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24. Related parties

A.	List of related parties

List of related parties as of June 30, 2025 and December 31, 2024 are as follows:

Relationship	June 30, 2025	December 31, 2024
Other related parties	FF Company Co., Ltd.	FF Company Co., Ltd.
Other related parties	SecondPlan Co., Ltd.	SecondPlan Co., Ltd.
Other related parties	ThirdPlan Co., Ltd.	ThirdPlan Co., Ltd.
Other related parties	PLAYVERSE Co., Ltd.	PLAYVERSE Co., Ltd.
Other related parties	Studio Cuat. Co., Ltd.	Studio Cuat. Co., Ltd.
Other related parties	Beacon Holdings, Inc	Beacon Holdings, Inc
Other related parties	Falling starlight	-
Other related parties	Pluto Co., Ltd.	-
Other related parties	Dominico Inc.	-
Other related parties	Shining park Co., Ltd.	-
Other related parties	Its story Co., Ltd.	-
Other related parties	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2	-
Other related parties	Bluefire Studio Co., Ltd	-
Other related parties	Global Fund LLC	-
Other related parties	Lodestar USA Inc	-
Other related parties	Global Star Acquisition I LLC	-
Other related parties	Innocus Global Group Pte, Ltd.,	-
Other related parties	XENO INVESTMENT ASIA INC	-
Other related parties	JVC INC	-
Other related parties	Sport Lifesyle Initiative Pte Ltd.	-
Other related parties	Beatro	-
Other related parties	Naviator Global Holdings LLC

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

B.	Transactions with related parties

Details of transaction with related parties for the six-month periods ended June 30, 2025 and 2024 are as follows:

			Six-month period ended June 30, 2025				Six-month period ended June 30, 2024
Related party	Name of entity		Revenue	Finance income	Purchases	Finance Costs	Revenue	Finance income	Purchases	Finance Costs
			(In thousands of Korean won)
Other related parties	FF Company	₩	3,998,205	-	1,358	-	4,046,663	-	5,084	-
Other related parties	SecondPlan		17,518	8,437	3,091	-	15,999	5,635	-	-
Other related parties	ThirdPlan		-	-	-	3,741	-	-	-	3,442
Other related parties	Studio Cuat.		-	981	26,590	-	13,993	986	179,510	-
Other related parties	Beacon Holdings		-	9,425	-	-	-	2,958	-	-
Other related parties	Falling starlight		(33,024)	-	-	-	-	-	-	-
Other related parties	Pluto Co., Ltd.		0	-	-	24,581	-	-	-	-
Other related parties	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2		209,084	-	6,679	-	-	-	-	-
Other related parties	Innocus Global Group Pte, Ltd.,		-	-	-	12,041	-	-	-	-
Other related parties	Beatro		-	-	8,076,422	-	-	-	-	-
Key management personnel	Lee, Youngjae		14	-	-	15,806	-	-	-	-
Key management personnel	Cho Hyung seok		-	54,431	4,174,916	120,583	-	51,056	-	117,389
Key management personnel	Jeong Bo Ram		-	-	-	-	-	116	-	-
Total		₩	4,191,797	73,274	12,289,056	176,752	4,076,655	60,751	184,594	120,831

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

C.	Account balances with related parties

The balances of receivables and payables to related parties as of June 30, 2025 and December 31, 2024 are as follows:

			June 30, 2025
Related party	Name of entity		Receivables	Contract assets	Loans	Project investment
			(In thousands of Korean won)
Other related parties	FF Company	₩	892,015	-	-	-
Other related parties	SecondPlan		44,131	-	374,400	-
Other related parties	Studio Cuat		3,153	-	43,000	-
Other related parties	Beacon Holdings		17,038	-	615,000	-
Other related parties	Falling starlight		20,000	-	120,054	800,000
Other related parties	SOLAIRE SCALE-UP MOVIE INVESTMENT FUND NO.2		52,800	103,484	-	-
Other related parties	Beatro		2,119,673	-	-	-
Key management personnel	Lee, Youngjae		11,520	-	-	-
Key management personnel	Jeong, Bo Ram		43,721	-	-	-
Total		₩	3,204,051	103,484	1,152,454	800,000

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

			June 30, 2025
Related party	Name of entity		Payables	Borrowings	Financial Guarantee Liability	derivative liabilities	Contract liabilities	Convertible Note
			(In thousands of Korean won)
Other related parties	FF Company	₩	49	-	-	-	-	-
Other related parties	SecondPlan		3,582	-	-	-	-	-
Other related parties	ThirdPlan		13,508	164,000	-	-	-	-
Other related parties	Studio Cuat		12,320	-	-	-	-	-
Other related parties	Beacon Holdings		76	-	-	-	-	-
Other related parties	Falling starlight		-	-	1,286	-	93,932	-
Other related parties	Pluto Co., Ltd.		1,209,409	-	-	-	-	-
Other related parties	Global Star Acquisition I, LLC		-	179,172	-	-	-	-
Other related parties	Innocus Global Group Pte, Ltd.,		75,838		-	380,298	-	2,643,583
Other related parties	Beatro		2,769		-	-	-	-
Key management personnel	Lee, Youngjae		24,628	313,709	-	-	-	-
Key management personnel	Cho, Hyung Seok		33,713,657	2,850,907	-	-	-	-
Key management personnel	Choi, Pyeungho		3,680	-	-	-	-	-
Key management personnel	Other Key management personnel		23,663	-	-	-	-	-
Total		₩	35,083,179	3,507,788	1,286	380,298	93,932	2,643,583

			December 31, 2024
Related party	Name of entity		Receivables	Loans	Payables	Borrowings
			(In thousands of Korean won)
Other related parties	FF Company	₩	1,934,166	-	230,698	-
Other related parties	SecondPlan		121,284	394,400	730	-
Other related parties	ThirdPlan		-	-	9,767	164,000
Other related parties	Studio Cuat		2,172	43,000	-	-
Other related parties	Beacon Holdings		7,613	225,000	-	-
Key management personnel	Cho Hyung Seok		-	-	1,115,906	2,790,236
Key management personnel	Jeong Bo Ram		43,721	-	-	-
Total		₩	2,108,956	662,400	1,357,101	2,954,236

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

D.	Financial transactions with related parties

Details of significant financial transactions with related parties for the six-month periods ended June 30, 2025 and 2024 are as follows:

			Six-month period ended June 30, 2025
Related party	Company		Loans	Collection	Borrowings	Repayment
			(In thousands of Korean won)
Other related parties	SecondPlan	₩	50,000	70,000	-	-
Other related parties	Beacon Holdings		390,000	-	40,000	40,000
Other related parties	Global Star Acquisition I, LLC		-	-	-	31,197
Key management personnel	Lee, Youngjae		-	-	-	112,799
Total		₩	440,000	70,000	40,000	183,996

			Six-month period ended June 30, 2024
Related party	Company		Loans	Collection	Borrowings	Repayment
			(In thousands of Korean won)
Other related parties	SecondPlan	₩	267,500	30,000	-	-
Other related parties	ThirdPlan		-	-	80,000	40,000
Other related parties	Studio Cuat.		19,500	19,500	-	-
Other related parties	Beacon Holdings		1,325,000	1,140,000	-	-
Key management personnel	Cho Hyung Seok		69,267	-	-	-
Key management personnel	Jeong Bo Ram		43,721	-	-	-
Total		₩	1,724,988	1,189,500	80,000	40,000

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

E.	Commitments with related parties

Commitments the Company has entered into with related parties as of June 30, 2025 are as follows:

Related party	Financial institutions	Categories		Credit limit	Borrowings amount
				(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*1)	₩	2,000,000	-
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*2)		500,000	500,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*3)		400,000	400,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*4)		1,000,000	1,000,000
Key management personnel	KB Kookmin Bank	overdraft loan (*5)		300,000	288,610
Key management personnel	Woori Bank	Corporate operating borrowings (*6)		940,000	895,000
Total			₩	5,140,000	3,083,610

(*1)	The Company is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Company.
(*2)	The Company is provided a joint guarantee of Korean Won 458,526 thousand by the CEO of the Company.
(*3)	The Company is provided a joint guarantee of Korean Won 400,000 thousand by the CEO of the Company.
(*4)	The Company is provided a building as collateral of Korean Won 1,200,000 thousand for the borrowings by the key management personnel.
(*5)	The Company is provided a joint guarantee of Korean Won 330,000 thousand by the CEO of the Company.
(*6)	The Company is provided a joint guarantee of Korean Won 1,190,400 thousand by the CEO of the Company.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Commitments the Company has entered into with related parties as of December 31, 2024 are as follows:

Related party	Financial institutions	Categories		Credit limit	Borrowings amount
				(In thousands of Korean won)
Key management personnel	Industrial Bank of Korea	Revolving credit (*1)	₩	2,000,000	-
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*2)		500,000	500,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*3)		1,000,000	1,000,000
Key management personnel	Industrial Bank of Korea	Small and medium-sized enterprise financing (*4)		400,000	400,000
Key management personnel	Shinhan Bank	Revolving credit (*5)		500,000	-
Total			₩	4,400,000	1,900,000

(*1)	The Company is provided a joint guarantee of Korean Won 2,400,000 thousand by the CEO of the Company.
(*2)	The Company is provided a joint guarantee of Korean Won 458,526 thousand by the CEO of the Company.
(*3)	The Company is provided a joint guarantee of Korean Won 1,200,000 thousand by the CEO of the Company.
(*4)	The Company is provided a building as collateral of Korean Won 480,000 thousand for the borrowings by the key management personnel.
(*5)	The Company is provided a joint guarantee of Korean Won 600,000 thousand by the CEO of the Company.

F.	Key management personnel compensation

The compensation for the key management personnel for the six-month periods ended June 30, 2025 and 2024 are as follows:

		Six-month period ended June 30, 2025	Six-month period ended June 30, 2024
		(In thousands of Korean won)
Short-term employee benefits	₩	3,163,021	597,223
Post-employment benefits		261,057	141,867
Share-based payments		2,882,496	18,017
Total	₩	6,306,574	757,107

Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan and defined contribution plan.

K WAVE MEDIA LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25. Subsequent events

A.	Issuance of Convertible Notes and Purchase of Bitcoin

On July 3, 2025, the Company entered into a Securities Purchase Agreement to sell Senior Secured Convertible Notes (the “Notes”) and Warrants to purchase Ordinary Shares (the “Warrants”). On July 11, 2025, The Company consummated an initial closing under this agreement, raising aggregate proceeds of $15,000,000 (KRW 20,346,000 thousand) through the issuance of Notes with a principal amount of $15,789,473.68 (KRW 21,416,842 thousand) and Warrants to purchase 4,312,180 Ordinary Shares. The agreement also provides for potential subsequent closings for additional financing under certain conditions. The Notes are convertible into Ordinary Shares at a conversion price of $4.40 per share, and the Warrants are exercisable at $3.6616 per share. The Company is using the net proceeds from the sale of these securities to acquire bitcoin. From the net proceeds of approximately $12,995,000 (KRW 17,626,418 thousand) received from the initial closing, the Company used $9,815,108.16 (KRW 13,313,213 thousand) on July 9, 2025, to purchase 88 bitcoins at an average price of approximately $111,532.32 (KRW 151,282 thousand) per bitcoin, inclusive of fees and expenses.

B.	Acquisition of Rabbit Walk Inc.

On, August 27, 2025, the Company acquired a 55% controlling interest in Rabbit Walk Inc., (“Rabbit Walk”) a Production of commercials, films, and video content, for a total initial consideration of approximately Korean Won 9,075,000 thousand consisting of 110,000 shares of Rabbit Walk’s common stock. The agreement also provides for a contingent consideration arrangement based on future performance, under which the Company is required to issue additional stock of a specified value if certain consolidated operating income targets are met. The Company has also agreed to negotiate the acquisition of the remaining 45% interest by the end of 2026.

C.	Securities Purchase Agreement with Galaxy Digital LP

On September 25, 2025, The Company entered into an investment agreement with Galaxy Digital LP, a third-party investor, raising aggregate gross proceeds of $1,000,000. Pursuant to the Investment Agreement, the Company issued 400,000 shares of its common stock and warrants to purchase an additional 200,000 shares of common stock to the Investor. The net proceeds from the financing are intended to be used for general working capital purposes.

The warrants are exercisable for a period of five years from the date of issuance and entitle the holder to purchase one share of the Company’s common stock at an exercise price of $2.75 per share.

D.	Reorganization of Korean Operations

The board of the Company approved a strategic reorganization of its business operations in the Republic of Korea. This reorganization involved the legal closure and deregistration of the Company’s existing branch in Korea and the simultaneous incorporation of, a new, wholly-owned subsidiary. In connection with this reorganization, all assets, liabilities, personnel, and commercial operations of the former Korean branch were transferred to the newly established subsidiary.

E.	Borrowings of Solaire Partners

On September 18, 2025, the Company entered into the loan agreement with MG Community Credit Cooperatives at Seocho in the amount of Korean Won 3,000,000 thousand, bearing interest at an annual rate of 5.8%, with repayment due upon maturity. The loan is guaranteed by the Chief Executive Officer, Pyeungho Choi and was obtained to finance the acquisition of investment assets.

F.	Gifts and Loans of Shares of Ordinary Shares to K Wave Treasury

On October 16, 2025, the Company entered into agreements with the shareholders of K Wave Media pursuant to which the shareholders agreed to contribute 4.77 million of the Company’s ordinary shares to treasury, and the Company agreed to temporarily lend, without consideration, an additional 1.55 million ordinary shares to be held as treasury shares.